Exhibit (a)(1)(A)

OFFER TO PURCHASE

All Outstanding Shares of Common Stock

of

SILICON IMAGE, INC.

a Delaware corporation

at

$7.30 Net Per Share in Cash

by

CAYABYAB MERGER COMPANY

a wholly owned subsidiary of

LATTICE SEMICONDUCTOR CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MARCH 9, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Cayabyab Merger Company a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a purchase price of $7.30 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 26, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Silicon Image. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Silicon Image (the “Merger”), with Silicon Image continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly following the expiration of the Offer (which is expected to occur at 12:00 midnight, New York City time, at the end of the day on March 9, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Offer Closing.” The consummation of the Merger is referred to as the “Merger Closing.” In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by Silicon Image, Purchaser or Parent (or any of their direct or indirect wholly owned subsidiaries), and (ii) Shares owned by stockholders who have validly exercised and perfected their appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable tax withholding. As a result of the Merger, Silicon Image will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), and (iii) the governmental authority condition (each of (a) and (b), as described and defined below, along with all other conditions to the Offer described in Section 15—“Certain

Conditions of the Offer,” are referred to as “Offer Conditions”). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) on or prior to 12:00 midnight, New York City time, at the end of the day on March 9, 2015 (the “Expiration Time”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), which, together with any Shares then owned by Parent and Purchaser, shall equal at least a majority of all then outstanding Shares as of the Expiration Time. The Regulatory Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares pursuant to the Offer or consummation of the Merger has expired or otherwise been terminated. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable any law or order or legal proceeding which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger or otherwise imposing limitations on or altering the terms of the transactions contemplated by the Merger Agreement.

The Offer is also conditioned on the non-occurrence of any Company Material Adverse Effect, as defined in Section 11—“The Merger Agreement; Other Agreements,” on or prior to the Expiration Time that is continuing as of immediately prior to the Expiration Time. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Offer is not subject to a financing condition.

After careful consideration, the Board of Directors of Silicon Image (the “Silicon Image Board”), among other things, has unanimously (i) adopted the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Silicon Image and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that Silicon Image’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages i through viii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” in each case on or prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you wish to tender your Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Time or cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address, telephone numbers and email address set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed descriptions and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Silicon Image contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Silicon Image or has been taken from or is based upon publicly available documents or records of Silicon Image on file with the SEC, or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Silicon Image provided to Parent and Purchaser, or taken from or based upon such documents and records filed with the SEC, are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Silicon Image, Inc.
Offer Price Per Share	$7.30, net to the seller in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”).
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on March 9, 2015, unless the offer is extended or earlier terminated. See Section 1—“Terms of the Offer.”
Purchaser	Cayabyab Merger Company, a Delaware corporation and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation.

Who is offering to buy my Shares?

Cayabyab Merger Company, or Purchaser, a wholly owned subsidiary of Lattice Semiconductor Corporation, or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Silicon Image. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Lattice Semiconductor Corporation alone, the term “Purchaser” to refer to Cayabyab Merger Company alone and the term “Silicon Image” to refer to Silicon Image, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Silicon Image on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Silicon Image common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

i

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Silicon Image. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger (as defined below) as soon as practicable after consummation of the Offer. Upon consummation of the Merger, Silicon Image would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.30 per Share, net to the seller in cash, without interest and less any applicable tax withholding. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Silicon Image have entered into Agreement and Plan of Merger, dated as of January 26, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the Merger. We use the term “Expiration Time” to refer to 12:00 midnight, New York City time, at the end of the day on March 9, 2015, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we believe we will have sufficient resources available to us to purchase all of the Shares pursuant to the Offer and consummate the Merger. We have entered into a debt commitment letter pursuant to which the lenders party thereto have agreed to provide financing that, together with cash on hand, will be sufficient to pay the consideration for the Offer and the Merger and related fees and expenses. The Offer is not conditioned on any financing arrangements or subject to a financing condition. See Section 9—“Source and Amount of Funds.”

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and

•	we believe that we will have cash and cash equivalents and proceeds from the anticipated borrowings described in Section 9—“Source and Amount of Funds” this Offer to Purchase sufficient to finance the Offer and the Merger and related fees and expenses.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on March 9, 2015, to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	at the Expiration Time, there must have been validly tendered in accordance with the terms of the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) a number of Shares that, together with any Shares then owned by Parent and Purchaser, represent at least a majority of all then outstanding Shares (the “Minimum Condition”);

•	at the Expiration Time, the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Shares pursuant to the Offer or consummation of the Merger has expired or otherwise been terminated;

•	the absence of any Company Material Adverse Effect (as defined in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Representations and Warranties”) on or prior to the Expiration Time that is continuing as of immediately prior to the scheduled Expiration Time;

•	that no governmental authority having competent jurisdiction over a material portion of Silicon Image’s or Parent’s assets or sales shall have, following the date of the Merger Agreement, (A) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any law or rules of any applicable securities exchange that has the effect of making the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement, (B) issued or granted any order that remains in effect and has the effect of making the transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger), or (C) taking any other action that would have any of the foregoing consequences of this bullet or the immediately following bullet below;

•	the absence of any pending legal proceeding brought by a governmental authority against Parent, Purchaser, Silicon Image or any of their respective affiliates seeking to enjoin, restrain, limit or prohibit the making or consummation of the Offer or the Merger or to exercise full rights of ownership of the Shares, or seeking to compel, restrict or alter the sale, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Silicon Image, Parent, Purchaser or any of their respective subsidiaries, or otherwise have a Company Material Adverse Effect;

•	three business days shall not have passed after the completion of the Marketing Period (as defined in Section 9—“Source and Amount of Funds—Other Terms”); and

•	that the Merger Agreement shall not have been terminated in accordance with its terms.

The Offer is also subject to a number of other conditions set forth in Section 15—“Certain Conditions of the Offer” (each of the conditions described in the bullets above, along with all other conditions to the Offer described in Section 15—“Certain Conditions of the Offer,” are referred to as “Offer Conditions”). Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided that, without the consent of Silicon Image, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify the Minimum Condition, (v) amend or modify any Offer Condition (other than the Minimum Condition) in a manner that adversely impacts Silicon Image or its stockholders or provides for a “subsequent offering period,” in accordance with Rule 14d-11 promulgated under the Exchange Act, or (vi) impose conditions to the Offer that are in addition to the Offer Conditions.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	Purchaser shall extend the Offer for any period required by any law or order, or any rule, regulation or other requirement of the SEC (or its staff) or the NASDAQ Stock Market LLC (the “NASDAQ”) that is applicable to the Offer;

•	in the event required by any other governmental authority, Purchaser shall extend the Offer for any period so required;

•	Purchaser shall extend the Offer until the business day immediately following the end of the Marketing Period (defined in Section 9—“Source and Amount of Funds”) if the Expiration Time falls within such Marketing Period;

•	in the event that the Minimum Condition and the Offer Condition that Silicon Image’s Chief Executive Officer and Chief Financial Officer have delivered to Parent and Purchaser a certificate certifying that the Offer conditions have been satisfied are the only Offer Conditions that have not been satisfied or waived, Purchaser shall be required to extend the Offer for not more than two consecutive increments of not more than ten business days each in order to further seek to satisfy the Minimum Condition;

•	Purchaser may, but is not required to, extend the Offer for additional increments thereafter up until 5:00 p.m., New York City time, on July 27, 2015 (the “Termination Date”); and

•	in the event that any of the Offer Conditions (other than the Minimum Condition) are not satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall extend the Offer for successive extension periods of up to ten business days each in order to further seek to satisfy the Offer Conditions (other than the Minimum Condition);

provided that Purchaser shall not be required to extend the Offer beyond the Termination Date.

Purchaser will not provide for a subsequent offering period without Silicon Image’s consent.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), of the extension and will issue a press release announcing the extension prior to 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

Have any Silicon Image stockholders agreed to tender their Shares?

Yes. In order to induce Parent and Purchaser to enter into the Merger Agreement, on January 26, 2015, each of the executive officers and directors of Silicon Image (Raymond Cook, Peter Hanelt, William George, Masood Jabbar, Edward Lopez, Camillo Martino, Stanley Mbugua, Seamus Meagher, Umesh Padval, William J. Raduchel, Steve Robertson, Khurram Sheikh, and Tim Vehling) entered into a separate support agreement with Parent (collectively, the “Support Agreements”). Shares owned by such officers and directors comprise, in the aggregate, approximately 0.9% of the outstanding Shares. Shares beneficially owned by such directors and officers, including Silicon Image Options (defined below) and RSUs (defined below) that are or will become exercisable or settle within 60 days, comprise approximately 3.6% of the outstanding Shares. Subject to the terms and conditions of the Support Agreements, such executive officers, directors and stockholders agreed, among other things, to tender their Shares in the Offer.

See Section 11—“The Merger Agreement; Other Agreements—Support Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by (i) delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) following the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, in each case no later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive a properly completed Notice of Guaranteed Delivery prior to the Expiration Time and receive the missing items, together with the tendered Shares, within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

v

What does the Silicon Image Board think of the Offer?

After careful consideration, the Silicon Image Board, among other things, has unanimously (i) adopted the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Silicon Image and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that Silicon Image’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Silicon Image.” A more complete description of the reasons for the Silicon Image Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Silicon Image (together with any exhibits attached thereto, the “Schedule 14D-9”).

If the Offer is completed, will Silicon Image continue as a public company?

No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to Section 251(h) of the DGCL and the Shares will cease to be publicly traded. Silicon Image will thereafter cease to make filings with the SEC.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding Shares in the Offer, then Purchaser will be merged with and into Silicon Image, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, subject to Purchaser’s limited requirement to extend the Offer pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Silicon Image’s consent.

See Section 12—“Purpose of the Offer; Plans for Silicon Image.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Silicon Image and all of the then outstanding Shares (other than Shares owned by Silicon Image, Parent or Purchaser and Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares (as described below)) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable tax withholding. If the Minimum Condition is satisfied and we accept and purchase Shares in the Offer, we will affect the Merger without a vote of the stockholders of Silicon Image.

See Section 11—“The Merger Agreement; Other Agreements.”

If the Merger is consummated, Silicon Image’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law, receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised under Delaware law. See Section 17—“Appraisal Rights.”

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On January 26, 2015, which was the last trading day prior to the announcement of the Merger Agreement, the reported closing sales price of the Shares on the NASDAQ, was $5.90 per Share. The Offer Price represents a premium of approximately 23.7% over the closing stock price on January 26, 2015 and a premium of approximately 34.6% to the average closing price of Silicon Image’s common stock during the 90 trading day period ended on January 26, 2015. On February 6, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NASDAQ was $7.25 per Share.

See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $7.30 in cash, without interest, less any applicable tax withholding, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you may be entitled to appraisal rights in connection with the Merger if you do not tender Shares in the Offer, subject to and in accordance with Delaware law. You would need to properly perfect your right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my stock options and restricted stock units in the Offer?

Pursuant to the Merger Agreement, as of the time of acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur promptly following the Expiration Time (the “Offer Closing”), each option to purchase Shares (each, a “Silicon Image Option”) that is (1) held by a Person who is an employee of the Silicon Image or any subsidiary as of immediately prior to the Offer Closing and (2) either (A) vested and exercisable (after giving effect to any vesting that occurs on account of the transactions contemplated by the Merger Agreement) as of immediately before the Offer Closing, with an exercise price below the Offer Price, or (B) unvested, unexpired, unexercised and outstanding immediately before the Offer Closing shall be assumed by Parent and converted automatically at the Offer Closing into that number of options to purchase Parent Common Stock (each, a “Parent Option”) equal to the product of (x) the number of Shares subject to such Silicon Image Option immediately prior to the Offer Closing, multiplied by (y) the Exchange Ratio, each with an exercise price applicable to the Parent Option equal to the per share exercise price applicable to the Silicon Image Option as of immediately before the Offer Closing divided by the Exchange Ratio (as defined in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock Units; Stock Plans”).

Each Silicon Image Option that Parent does not assume and convert shall be cancelled. If such option had a per share exercise price equal to or above the Offer Price, it shall be cancelled without the payment of any consideration therefor. If such option had a per share exercise price below the Offer Price, it shall be cancelled in exchange for a cash payment from Parent as soon as practicable, but in any event within 15 days, following the Offer Closing to the holder thereof equal to the number of Silicon Image Shares with respect to which such option is vested and exercisable as of immediately before the Offer Closing multiplied by the excess of the Offer Price over the per share exercise price for such option.

All Silicon Image restricted stock units (“RSUs”) that are outstanding as of immediately before the Offer closing will be treated as follows: (1) all of the performance-based RSUs with a stock price-based vesting condition will convert to time-based vesting, (2) 50% of the performance-based RSUs based on earnings per share with performance periods in 2015, 2016 or 2017 will convert into time-based vesting, (3) all performance-based RSUs based on personal performance will be assumed by the Parent and (4) any unvested performance-based RSUs not converted or assumed under subsections (1), (2) or (3) above shall be cancelled. Subject to the preceding sentence, all Silicon Image RSUs that are unvested and outstanding at the Offer Closing will be assumed by Parent and converted into and become Parent RSUs. Nothing in the preceding two sentences is intended to affect the vesting of RSUs subject to earnings per share vesting conditions in regards to the 2014 performance period, which have vested and will be settled in the ordinary course. With respect to any RSUs assumed by Parent, such RSUs will be assumed on terms substantially in effect prior to the assumption (after taking into account any conversion to time-based vesting, as described above), subject to adjustment per the Exchange Ratio.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock Units; Stock Plans.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares sold or exchanged. The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the consequences under any applicable state, local or foreign income or other tax laws.

See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Silicon Image, Inc. Common Stock:

INTRODUCTION

Cayabyab Merger Company, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Silicon Image, Inc., a Delaware corporation (“Silicon Image”), at a purchase price of $7.30 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer.”

Purchaser is making this Offer pursuant to an Agreement and Plan of Merger, dated as of January 26, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Silicon Image. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Silicon Image (the “Merger”), with Silicon Image continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser or Silicon Image (or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Silicon Image) and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who have not tendered their shares into the Offer as of the Offer Closing and who have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Dissenting Shares”) will be automatically converted into the right to receive $7.30, net in cash, without interest thereon and less any applicable tax withholding. As a result of the Merger, Silicon Image will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Silicon Image’s options to purchase Shares (“Silicon Image Options”) and restricted stock units (“Silicon Image RSUs”).

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), and (iii) the governmental authority condition (each of (a) and (b), as described and defined below, along with all other conditions to the Offer described in Section 15—“Certain Conditions of the Offer,” are referred to as “Offer Conditions”). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) on or prior to 12:00 midnight, New York City time at the end of the day on March 9, 2015 (the “Expiration Time”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), which, together with any Shares then owned by Parent and Purchaser, shall equal at least a majority of all then outstanding Shares as of the Expiration Time.

The Regulatory Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares pursuant to the Offer or consummation of the Merger have expired or otherwise been terminated. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable any law or order or legal proceeding which has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger or otherwise imposing limitations on or altering the terms of the transactions contemplated by the Merger Agreement.

The Offer is also conditioned on the non-occurrence of any Company Material Adverse Effect, as defined in Section 11—“The Merger Agreement; Other Agreements,” on or prior to the Expiration Time that is continuing as of immediately prior to the Expiration Time. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

After careful consideration, the Silicon Image Board, among other things, has unanimously (i) adopted the Merger Agreement, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Silicon Image and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that Silicon Image’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Silicon Image board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Silicon Image’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Board’s Recommendation.”

Silicon Image has advised Parent that, as of the close of business on February 5, 2015 (i) 77,510,354 Shares were issued and outstanding, (ii) 14,810,225 shares of common stock were available for issuance pursuant to Silicon Image’s 1999 Amended and Restated Employee Stock Purchase Plan (the “ESPP”), Silicon Image’s Employee Stock purchase Plan Sub-Plan for UK Employees (the “UK ESPP” and, together with the ESPP, the “Silicon Image ESPP”), and Silicon Image’s 2008 Equity Incentive Plan (the “2008 Plan” and, together with the ESPP and the UK ESPP, the “Silicon Image Stock Plans”), (iii) 5,142,748 Shares were authorized and reserved for issuance pursuant to outstanding Silicon Image Options and (iv) 3,282,194 Silicon Image RSUs were outstanding.

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of Purchaser at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the DGCL without a vote of Silicon Image’s other stockholders.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Lattice Semiconductor Corporation alone, the term “Purchaser” to refer to Cayabyab Merger Company alone and the term “Silicon Image” to refer to Silicon Image, Inc. alone.

Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.”

The Offer is made only for Shares and is not made for any Silicon Image Options or Silicon Image RSUs. However, you may tender Shares purchased prior to the Expiration Time following the exercise of vested Silicon Image Options.

The Offer is conditioned upon, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition, (iii) the governmental authority condition, as described in Section 15—“Certain Conditions of the Offer” and (iv) the other conditions described in Section 15—“Certain Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“Purpose of the Offer; Plans for Silicon Image” occur.

The Merger Agreement provides that if (i) required by any law or order, or any rule, regulation or other requirement of the SEC or the NASDAQ which is applicable to the Offer, Purchaser shall extend the Offer for any such required period, (ii) required by any other governmental authority, Purchaser shall extend the Offer for any period so required, (iii) at the Expiration Time, as the same may be extended from time to time, any of the Offer Conditions (other than the Minimum Condition and the Certification Condition (as defined below)) have not been satisfied or waived (to the extent permitted under applicable law), Purchaser shall extend the Offer for successive extension periods of up to ten business days each until the earlier of the termination of the Merger Agreement in accordance with its terms or 5:00 p.m., New York City time, on July 27, 2015, or (iv) at the Expiration Time, as the same may be extended from time to time, the Minimum Condition and the Offer Condition that Silicon Image’s Chief Executive Officer and Chief Financial Officer have delivered to Parent and Purchaser a certificate certifying that the Offer conditions have been satisfied (the “Certification Condition”) are the only Offer Conditions that have not been satisfied or waived, Purchaser shall, at the request of Silicon Image, extend the Offer for not more than two consecutive increments of not more than ten business days each in order to further seek to satisfy the Minimum Condition, Purchaser (a) may at any time extend the Offer for any period agreed by Parent and Silicon Image (subject to applicable law), (b) shall extend the Offer for the first business day after the expiration of a “matching” period as described under “Acquisition Proposal” in Section 11—“The Merger Agreement; Other Agreements” if such “matching” period would expire after the Expiration Time and (c) shall extend the Offer until the business day immediately following the end of the Marketing Period described in Section 9—“Source and Amount of Funds” if the Expiration Time falls within such Marketing Period. Other than in connection with the termination of the Merger Agreement as described under “Termination” Section 11—“The Merger Agreement; Other Agreements”, Purchaser shall not terminate or withdraw the Offer without Silicon Image’s consent. However, in no event is Purchaser required to extend the Offer beyond 5:00 p.m., New York City time, on July 27, 2015 (the “Termination Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided that, without the consent of Silicon Image, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify the Minimum Condition, (v) amend or modify any Offer Condition (other than the Minimum Condition) in a manner that adversely impacts Silicon Image or Silicon Image’s stockholders, (vi) provide any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (vii) impose conditions to the Offer that are in addition to the Offer Conditions. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Time, as the same may be extended from time to time, equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination.”

Immediately following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of Silicon Image pursuant to Section 251(h) of the DGCL.

Silicon Image has provided us with Silicon Image’s stockholder list and security position listing for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Silicon Image’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or prior to the Expiration Time. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book- entry transfer of such Share (“Book-Entry Confirmation”), into the Depositary’s account at The Depository Trust Company, or DTC, pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn (including any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures) on or prior to the Expiration Time and Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of

Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Time; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each referred to as an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary on or prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer on or prior to the Expiration Time, or who cannot deliver all required documents to the Depositary on or prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) on or prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be transmitted to the Depositary by telegram, facsimile transmission or mail and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery on or prior to the Expiration Time.

Irregularities and Determination of Validity. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”), or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by Silicon Image’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Silicon Image’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Silicon Image’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Silicon Image in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a 28% rate. To avoid backup withholding, United States Stockholders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-United States Stockholders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Non-United States Stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time on or prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Any determination made by us with respect to the validity of any withdrawal may be challenged by Silicon Image’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Silicon Image whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Silicon Image Options or Silicon Image RSUs. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Silicon Image. The summary is based on current provisions of the Code, applicable treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

The summary applies only to stockholders of Silicon Image in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Silicon Image following the Offer and the Merger, to holders of equity awards under Silicon Image’s equity compensation plans, or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation). In addition, this summary does not address taxes other than United States federal income taxes.

For purposes of this summary, the term “United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United

States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. The term “Non-United States Stockholder” means a beneficial owner of Shares that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a United States Stockholder.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

Consequences to United States Stockholders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to United States Stockholders for United States federal income tax purposes. In general, a United States Stockholder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the United States Stockholder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a United States Stockholder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax as short-term capital gains, which are taxed at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Under certain circumstances, a newly effective federal tax of 3.8% on net investment income may apply on the amount of gain (in addition to any long- or short-term capital gain tax) recognized by a United States Stockholder that is an individual, estate or trust. United States Stockholders who are individuals, estates or trusts should consult with their tax advisors about the effect of this tax on their disposition of Shares.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Consequences to Non-United States Stockholders. Except as described in the discussion in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” a Non-United States Stockholder generally will not be subject to United States federal income tax in connection with the exchange of Shares for cash pursuant to the Offer or the Merger, unless:

•	any gain is effectively connected with the Non-United States Stockholder’s conduct of a trade or business within the United States and, if subject to an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Stockholder in the United States;

•	in the case of an individual, the Non-United States Stockholder has been present in the United States for at least 183 days or more in the taxable year of disposition (and certain other conditions are satisfied); or

•

Silicon Image is or has been a “United States real property holding corporation” (“USRPHC”), for United States federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the disposition and the Non-United States Stockholder’s holding period for its Shares and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-United States Stockholder held, directly or indirectly, at any time during such period, more than 5% of the issued and outstanding Shares.

Income that is effectively connected with the conduct of a United States trade or business by a Non-United States Stockholder generally will be subject to regular United States federal income tax in the same manner as if it were realized by a United States Stockholder. In addition, if such Non-United States Stockholder is a corporation, any effectively connected earnings and profits (subject to adjustments) may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

If an individual Non-United States Stockholder is present in the United States for at least 183 days during the taxable year of disposition, the Non-United States Stockholder may be subject to a flat tax rate of 30% (or a lower applicable treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses.

The determination of whether Silicon Image is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests. No determination has been made as to whether Silicon Image is or has been a USRPHC for United States federal income tax purposes during the time period described in the third bullet point above. However, so long as the Shares are considered to be “regularly traded” (as described in the third bullet point above) at any time during the calendar year, a Non-United States Stockholder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-United States Stockholder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in the third bullet point above. A Non-United States Stockholder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds on the sale or disposition of Shares. However, as we believe that the Shares are regularly traded, no withholding should be required under these rules upon the exchange of Shares pursuant to the Offer or the Merger. A Non-United States Stockholder who owns (actually or constructively) more than 5% of the total outstanding Shares should consult its tax advisor concerning the United States federal income tax consequences to it if Silicon Image were determined to be a USRPHC.

Backup Withholding. A stockholder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Stock Market (the “NASDAQ”) under the symbol “SIMG”. The Shares have been listed on the NASDAQ since Silicon Image’s initial public offering on October 6, 1999. Silicon Image has advised Parent that, as of the close of business on February 5, 2015 (i) 77,510,354 Shares were issued and outstanding, (ii) 14,810,225 shares of common stock were available for issuance pursuant to the Silicon Image Stock Plans, (iii) 5,142,748 Shares were authorized and reserved for issuance pursuant to outstanding Silicon Image Options and (iv) 3,282,194 Silicon Image RSUs were outstanding. The Shares constitute the only outstanding class of securities of Silicon Image or its subsidiaries registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, as of February 5, 2015, Silicon Image held 29,789,275 Shares as treasury shares and no shares of Silicon Image preferred stock were issued and outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding years, as reported on the NASDAQ.

	High	Low
Fiscal Year Ended December 31, 2013
First Quarter	$5.25	$4.41
Second Quarter	6.28	4.53
Third Quarter	6.10	5.21
Fourth Quarter	6.19	4.71
Fiscal Year Ended December 31, 2014
First Quarter	$7.16	$5.00
Second Quarter	7.00	4.89
Third Quarter	5.44	4.52
Fourth Quarter	7.33	4.10
Fiscal Year Ended December 31, 2015
First Quarter (through February 6, 2015)	$7.30	$5.45

On January 26, 2015, which was the last trading day prior to execution of the Merger Agreement, the reported closing sales price of the Shares on the NASDAQ was $5.90 per Share. The Offer Price represents a premium of approximately 23.7% over the closing stock price on January 26, 2015 and a premium of approximately 34.6% to the average closing price of Silicon Image’s common stock during the 90-day trading period ended on January 26, 2015. On February 6, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NASDAQ was $7.25 per Share.

Silicon Image did not declare or pay any dividends with respect to common stock during any of the periods indicated in the table above. According to Silicon Image’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Silicon Image does not anticipate paying cash dividends. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Silicon Image.

Except as specifically set forth herein, the information concerning Silicon Image contained in this Offer to Purchase has been taken from or is based upon information furnished by Silicon Image or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Silicon Image’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Silicon Image was incorporated on June 11, 1999 as a Delaware corporation. Silicon Image’s principal offices are located at 1140 East Arques Avenue, Sunnyvale CA 94085 and its telephone number is (408) 616-4000. The following description of Silicon Image and its business has been taken from Silicon Image’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and is qualified in its entirety by reference to such Form 10-K. Silicon Image provides video, audio and data connectivity solutions for the mobile, consumer electronics (CE), and personal computer (PC) markets.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Silicon Image is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Silicon Image’s directors and officers, their remuneration, and Silicon Image Options granted to them, the principal holders of Shares, any material interests of such persons in transactions with Silicon Image and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 8, 2014. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Silicon Image, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent and Purchaser are both Delaware corporations. The office address of Parent and Purchaser is 5555 N.E. Moore Court, Hillsboro Oregon 97124 and the telephone number is (503) 268-8000. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of Silicon Image and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent designs, develops and markets programmable logic products and related software and also provides design services, customer training, field engineering and technical support.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Silicon Image (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Silicon Image or any of its executive officers, directors or affiliates during the past two years that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Parent or any of its subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Silicon Image or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received debt financing commitments in respect of funds sufficient, together with certain cash on hand of Parent, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

We estimate we will need approximately $611.4 million to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer, to pay consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer and amounts payable in respect of certain Silicon Image Options and Silicon Image RSUs, and to pay the related fees and expenses. Parent will provide Purchaser with sufficient funds to satisfy these obligations. We currently expect that Parent will obtain these funds through a combination of the Term Loan Facility described below and cash on hand at Parent. As of the end of Parent’s most recent fiscal year, January 3, 2015, Parent had approximately $254.8 million of cash, cash equivalents and short-term marketable securities. As of December 31, 2014, Silicon Image had approximately $164.3 million in cash, cash equivalents and short-term marketable securities.

Term Loan Facility. Parent entered into a Commitment Letter, originally dated as of January 26, 2015, and subsequently amended and restated (as amended and restated, the “Commitment Letter”) with Jefferies Finance LLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc. (collectively, the “Financing Parties”) under which the Financing Parties committed to provide a six-year senior secured term loan facility (the “Term Loan Facility”) to Parent in an aggregate principal amount of $350 million. As discussed below, the Financing Parties will not be obligated to lend until the satisfaction or waiver of specified conditions.

The following summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Final Maturity and Amortization. The Term Loan Facility will mature on the date that is six years after the closing date of the Merger and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.0% of the original principal amount of the Term Loan Facility, with the balance payable on the sixth anniversary of the closing date of the Merger.

Interest Rates. Parent may elect to apply either of the following interest rates to the Term Loan Facility:

•	Base Rate: (i) the highest of (a) the “U.S. Prime Lending Rate” as published in The Wall Street Journal (the “Prime Rate”), (b) the federal funds effective rate from time to time, plus 0.50%, (c) the Adjusted LIBOR Rate for a one-month interest period plus 1.00% and (d) 2.00% (in any case, the “Base Rate”), plus (ii) 3.00%; or

•	Adjusted LIBOR Rate: (i) the higher of (a) the rate per annum (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered in the interbank Eurodollar market for the applicable interest period, as quoted on Reuters Screen LIBOR01 Page (or any successor page or service) and (b) 1.00% (in either case, the “Adjusted LIBOR”), plus (ii) 4.00%.

If the Term Loan Facility bears interest based upon the Base Rate, interest will be paid quarterly in arrears on the last day of each calendar quarter and on the applicable maturity date. If the Term Loan Facility bears interest based on the Adjusted LIBOR Rate, Parent may elect interest periods of one, two, three or six months, and interest will be paid on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period and on the applicable maturity date. At any time during an event of default under the Term Loan Facility, default interest of 2.0% above the rate applicable to Base Rate loans per annum shall be payable on the outstanding Term Loan Facility and other amounts payable under the Term Loan Facility on demand.

Mandatory Pre-Payments. The Term Loan Facility will provide for mandatory prepayments of the Term Loan Facility from (a) the net proceeds from the incurrence of indebtedness (with customary exceptions); (b) the net proceeds from non-ordinary course sale or disposition of assets (including as a result of casualty or condemnation and any sale of equity of any of Parent’s subsidiaries) of Parent or any of its subsidiaries, other than unrestricted subsidiaries; and (c) 50% of “excess cash flow” for each fiscal year beginning with the fiscal year ending December 31, 2015, with step-downs to 25% and 0% based on the achievement of agreed upon leverage ratios. The Term Loan Facility will also allow for optional prepayment of the Term Loan Facility in whole or in part, without premium or penalty, except for reimbursement of redeployment costs in specified circumstances and a prepayment penalty of 1.0% of the principal amount of the Term Loan Facility prepaid, repaid, converted or amended before the six month anniversary of the closing date of the Term Loan Facility which reduces the “effective” interest rate of the Term Loan Facility.

Guarantees. The obligations of Parent under the Term Loan Facility will be guaranteed on a secured basis by each subsidiary of Parent other than immaterial subsidiaries to be agreed to by Parent and the Financing Parties, subsidiaries that are “controlled foreign corporations” (“CFCs”) or a domestic subsidiary of a CFC, and specified special purpose subsidiaries (collectively, the “Guarantors”).

Collateral. The obligations of Parent and the Guarantors will be secured by a perfected first priority security interest in substantially all of the assets of Parent and the Guarantors.

Other Terms. The Term Loan Facility will contain representations and warranties customary for credit facilities of this nature. The Term Loan Facility will also contain certain covenants and events of default applicable to Parent and the Guarantors, including limitations on: indebtedness; liens; asset sales; mergers, acquisitions and other fundamental changes; dividends and other payments in respect of equity interests and other restricted payments; prepayments, redemptions and repurchases of certain other indebtedness; issuance of capital stock and creation of subsidiaries; and business activities.

The funding of the Term Loan Facility is subject, among other things, to (i) absence of any Company Material Adverse Effect (defined in a manner substantially consistent with the Merger Agreement) since September 30, 2014; (ii) the accuracy of specified representations and warranties made by Silicon Image in the Merger Agreement and specified representations and warranties made by Parent in the Term Loan Facility documents; (iii) consummation of the Merger in accordance with the Merger Agreement (which Merger Agreement shall not have been amended, modified or waived in any manner adverse to the Financing Parties without the consent of the Financing Parties (not to be unreasonably withheld, delayed or conditioned)); (iv) Parent and its subsidiaries having $225 million of unrestricted cash on hand; (v) execution and delivery of definitive debt documents consistent with the Commitment Letter and otherwise in form and substance reasonably satisfactory to the Financing Parties; (vi) Silicon Image having no material indebtedness for borrowed money outstanding other than the indebtedness in respect of the Term Loan Facility; (vii) payment of required fees and expenses; (viii) delivery of certain historical and pro forma financial information; (ix) the creation of certain security interests; (x) completion of a 15 consecutive business day period following receipt by the Financing Parties of a confidential information memorandum to syndicate the Term Loan Facility (the “Marketing Period”); and (xi) the execution and delivery of customary closing documents.

Parent currently anticipates that indebtedness incurred by Parent in connection with the successful completion of the Offer and the Merger will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, cash on hand at Silicon Image and its subsidiaries) or other sources, which may include the proceeds of additional loans or the sale of securities. Parent may evaluate the refinancing of the Term Loan Facility in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Parent’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.

Because Parent has entered into the Commitment Letter to provide funds to purchase all Shares validly tendered in the Offer, which funds it will provide to Purchaser, there are no alternative financing arrangements in place nor have any alternative financing plans been made.

10. Background of the Offer; Past Contacts or Negotiations with Silicon Image.

Background of the Offer

The following is a description of material contacts between and among representatives of Parent or Purchaser with representatives of Silicon Image that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a more detailed discussion of Silicon Image’s activities relating to these contacts, please refer to the Schedule 14D-9 of Silicon Image being filed with the SEC and mailed to stockholders with this Offer to Purchase.

On September 23, 2014, representatives of Barclays Capital Inc., financial advisor to Silicon Image (“Barclays”), contacted Parent on behalf of Silicon Image to suggest a possible business combination between Parent and Silicon Image. On September 26, 2014, Silicon Image and Parent entered into a non-disclosure agreement, and Parent attended a presentation by Silicon Image’s management on October 16, 2014.

On November 3, 2014, Mr. Joe Bedewi (the chief financial officer of Parent) and Mr. Abid Ahmad (M&A advisor to Parent) spoke with representatives of Barclays (on behalf of Silicon Image) and members of Silicon Image’s senior management regarding Parent’s potential interest in acquiring Silicon Image.

On November 6, 2014, a special meeting of Parent Board of Directors (the “Parent Board”) was held to discuss the potential transaction with Silicon Image. After discussions, the Parent Board authorized management of Parent to send an initial letter of intent to Silicon Image substantially on the terms and conditions discussed in the meeting.

On November 7, 2014, Parent delivered to Silicon Image a non-binding letter of intent proposing an all-cash acquisition of Silicon Image at a price in a range of $6.50 to 7.00 per Share. The letter of intent contained a binding provision requiring that Silicon Image refrain from soliciting, negotiating or considering any acquisition proposals from any third parties and permitted Silicon Image to terminate the letter (including this exclusivity provision) if a definitive agreement had not been executed by December 30, 2014.

On November 12, 2014, Mr. Darin Billerbeck (the chief executive officer of Parent) met with Mr. Camillo Martino (the chief executive officer of Silicon Image) and discussed this proposal. During this discussion, Mr. Martino indicated that the price proposed would not be acceptable to the Silicon Image Board and encouraged Parent to increase its price.

On November 19, 2014, Mr. Ahmad and representatives of Jefferies LLC, financial advisor to Parent (“Jefferies”), discussed the letter of intent with representatives of Barclays. Mr. Ahmad stated that Parent would be willing to propose a price of $7.04 per Share, and representatives of Barclays indicated that this price was disappointing and would not be acceptable to the Silicon Image Board.

Later in the day on November 19, 2014, a special meeting of the Parent Board was held, at which the Parent Board was informed that the initial letter of intent was rejected by Silicon Image due to the price range. After discussions, the Parent Board authorized management to provide a new letter of intent, subject to diligence, with a price of not more than $7.30 per share.

On November 20, 2014, Mr. Martino discussed Parent’s proposal further with Mr. Billerbeck, and Mr. Billerbeck stated that Parent would be willing to increase its offer further to a price of $7.28 per Share. Mr. Martino responded that Parent would need to increase its price in order for Silicon Image to be willing to proceed. Also on November 20, 2014, representatives of Barclays communicated the same message to Mr. Ahmad.

On November 24, 2014, Mr. Martino discussed Parent’s proposal, and Silicon Image’s valuation, with Mr. Ahmad and Mr. Billerbeck. Following this discussion, Parent delivered to Silicon Image a revised non-binding letter of intent proposing an all-cash acquisition of Silicon Image at a price of $7.30 per Share. The letter of intent again contained a binding provision requiring that Silicon Image refrain from soliciting, negotiating or considering any acquisition proposals from any third parties, with Silicon Image being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014.

On November 25, 2014, representatives of Barclays (on behalf of Silicon Image) spoke with representatives of Parent and informed them that Silicon Image would be willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but would not agree to Parent’s request that Silicon Image refrain from soliciting, negotiating or considering any acquisition proposals from any third parties. During these discussions, representatives of Parent informed representatives of Barclays that Parent would not be willing to proceed without such an exclusivity agreement. In addition, on November 25, 2014, Mr. Martino spoke with Mr. Billerbeck regarding Parent’s request for an exclusivity agreement.

On November 26, 2014, Parent delivered to Silicon Image a revised written, non-binding letter of intent that reiterated the $7.30 per Share proposed valuation. This letter prohibited the solicitation by Silicon Image of offers from third parties with respect to an acquisition of Silicon Image (and did not require that Silicon Image refrain from considering or negotiating any unsolicited acquisition proposals), with Silicon Image being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014. On November 28, 2014, Mr. Martino informed Mr. Billerbeck and Mr. Ahmad that Silicon Image was seriously interested in a transaction between the two companies, but was not in a position to agree to a prohibition on solicitation of other offers.

Later in the day on November 26, 2014, a special meeting of the Parent Board was held, at which the Parent Board received an update on negotiations with Silicon Image regarding the letter of intent.

On November 29, 2014, Mr. Billerbeck, Mr. Ahmad, Mr. Martino and Mr. Peter Hanelt (the chairman of Silicon Image Board) discussed the request that Silicon Image agree to a prohibition on solicitation of other offers, and Mr. Billerbeck again informed Mr. Martino and Mr. Hanelt that Parent would not proceed towards a transaction without such an agreement.

On December 1, 2014, representatives of Fenwick & West and Skadden, Arps, Slate, Meagher & Flom LLP, Parent’s counsel with respect to the proposed transaction (“Skadden”), discussed the request that Silicon Image agree not to solicit other offers, and following that discussion, Mr. Billerbeck requested of Mr. Martino that Silicon Image execute the letter of intent by December 4, 2014. Mr. Martino, Mr. Billerbeck and representatives of Fenwick & West and Skadden further discussed this request on December 3, 2014. Following this discussion, a representative of Fenwick & West and a representative of Skadden discussed possible changes to the non-solicitation provision of the letter of intent to allow Silicon Image greater flexibility to negotiate with any third party that proposed an acquisition transaction.

On December 4, 2014, after the close of trading in the Shares, Silicon Image announced the completion of a partnering transaction involving Silicon Image’s services business. Following this announcement, the trading price of the Shares increased from $5.99 per Share at the close of trading on December 4, 2014 to $6.90 per Share at the close of trading on December 5, 2014.

On December 4, 2014, a special meeting of the Parent Board was held, at which the Parent Board received an update on the strategic opportunities of the potential transaction with Silicon Image.

On December 5, 2014, a representative of Skadden provided a representative of Fenwick & West with a revised letter of intent reflecting the changes to the non-solicitation provision that had been discussed between the firms. Mr. Martino contacted Mr. Billerbeck to request an extension of the December 5, 2014 deadline for Silicon Image to execute the letter of intent, in view of the increase in Silicon Image’s share price on that day. Mr. Billerbeck informed Mr. Martino that he could not extend the deadline, and accordingly, discussions between the parties were mutually discontinued.

On December 17, 2014, one of Silicon Image’s largest customers informed Silicon Image that it had decided not to include Silicon Image’s MHL functionality in certain designs in order to reduce costs, and as a result of this decision, on December 18, 2014, Silicon Image announced that it expected a year-over-year revenue decline in 2015 of approximately 10% due to a reduction in mobile design wins at one of its largest customers. Following this announcement, the trading price of the Shares decreased from $6.74 at the close of trading on December 17, 2014 to $4.90 at the close of trading on December 18, 2014. On December 18, 2014, Mr. Martino and Mr. Billerbeck discussed the drop in the stock price, and Mr. Billerbeck indicated that Parent would be interested in re-commencing discussions.

On December 21, 2014, Parent delivered to Silicon Image a new non-binding letter of intent, again proposing an all-cash acquisition of Silicon Image at a price of $7.30 per Share. This revised proposal included a restriction on solicitation of proposals from third parties through January 31, 2015, but did not prohibit Silicon Image from engaging in discussions with parties in response to proposals that were not solicited by Silicon Image in violation of this restriction on solicitation of proposals.

On December 26, 2014, Silicon Image executed the letter of intent with Parent.

On December 31, 2015, representatives of Skadden and Fenwick & West discussed plans for Parent’s due diligence review of Silicon Image.

On January 5, 2015, Parent and its advisors were provided with access to an online data room for purposes of Parent’s due diligence review of Silicon Image in connection with the proposed transaction, and representatives of Parent, Silicon Image, Barclays, Jefferies, Skadden and Fenwick & West discussed plans for due diligence and for negotiation of a definitive merger agreement.

During the period from January 5, 2015 through January 26, 2015, representatives of Parent and its legal and financial advisors engaged with Silicon Image and its legal and financial advisors for the purpose of Parent’s due diligence review.

On January 8, 2015, the Reuters news service reported publicly that Silicon Image was exploring strategic alternatives, including a possible sale, with the help of Barclays.

On January 10, 2015, Skadden provided Silicon Image and Fenwick & West with an initial draft of the Merger Agreement. This draft did not permit Silicon Image to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, did not require Parent to extend the Offer if the Minimum Condition was not satisfied, and contained conditions to the Offer regarding the accuracy of certain representations regarding intellectual property and contracts that were not qualified by a “Material Adverse Effect” standard. In addition, this draft provided for a termination fee of between 3.7 and 3.9% of the equity value of Silicon Image in the transaction.

On January 13, 2015, the parties and their legal and financial advisors conducted a meeting at which members of Silicon Image’s management made presentations to representatives of Parent and its advisors, and the parties conducted due diligence discussions regarding various aspects of Silicon Image’s business. Further due diligence meetings were conducted at the offices of Silicon Image on January 14, 2015. From January 13, 2015 through January 26, 2015, Parent and its financial and legal advisors continued their due diligence review of Silicon Image.

On January 15, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement. This revised draft provided for the ability of Silicon Image to require Parent to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Parent other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, the revised draft provided that Silicon Image would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee, and the revised draft proposed a termination fee of 2.5% of the equity value of Silicon Image in the transaction.

On January 16, 2015, Silicon Image provided Parent with updated projections for the period fiscal 2015 through fiscal 2017 that were consistent with the changes discussed with Silicon Image Board on December 23, 2014. These projections are described in the Schedule 14D-9 in Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.”

On January 17, 2015, Skadden provided Fenwick with a draft support agreement to be entered into by Silicon Image’s directors and officers, in which the directors and executive officers would agree to tender their shares in the Offer and to vote (in their capacity as stockholders) against any competing acquisition proposal. These support agreements are described in Section 11—“The Merger Agreement; Other Agreements—Support Agreements.”

On January 19, 2015, Skadden provided Fenwick & West with a revised draft of the Merger Agreement, and on January 20, 2015, representatives of Fenwick & West, Skadden, Parent and Silicon Image met to negotiate the terms of the Merger Agreement. During this meeting, the parties agreed on a number of changes to the Merger Agreement, including the ability of Silicon Image to require Purchaser to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Purchaser other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, Silicon Image and Parent agreed that Silicon Image would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee. Finally, the parties agreed that the condition to the Offer relating to the accuracy of representations regarding intellectual property and contracts would be qualified by a “Material Adverse Effect” standard. Fenwick & West and Skadden continued to discuss the Merger Agreement, and negotiate other issues, until January 26, 2015.

On each of January 21, 2015 and January 22, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement, and following each provision of the Merger Agreement, Skadden and Fenwick & West continued to negotiate the terms of the Merger Agreement. On January 21, 2015, the parties agreed upon a termination fee of $20.8 million, or approximately 3.45% of the equity value of Silicon Image in the transaction.

On January 22, 2015, Parent provided Silicon Image with a draft of the commitment letter to be provided by Jefferies Finance LLC with respect to a $350 million loan to be used by Parent to fund a portion of the consideration to be paid in the Merger (the “Commitment Letter”). The terms of the draft Merger Agreement did not condition the Offer upon the availability of financing.

On January 24, 2015, a representative of Fenwick & West provided representatives of Skadden with a revised draft of the Merger Agreement, and following that date, representatives of Skadden and Fenwick & West completed the negotiation of the terms of the Merger Agreement.

On January 26, 2015, a special meeting of the Parent Board was held to update the Parent Board on the potential transaction with Silicon Image. After discussions, the Parent Board authorized Parent’s management team to enter into the Merger Agreement and the transactions contemplated thereby substantially on the terms and conditions discussed in the meeting.

In the evening of January 26, 2015, representatives of Fenwick & West advised Skadden and Parent that the Silicon Image Board had held a meeting that evening during which it unanimously adopted the Merger Agreement and approved the transactions contemplated thereby, determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of Silicon Image and the holders of the Shares and recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Later on in the evening of January 26, 2014, Silicon Image, Parent and Purchaser executed the Merger Agreement and the parties to the support agreements executed the support agreements, and Jefferies Finance LLC and Parent executed the commitment letter.

Following the execution of the Merger Agreement and prior to the opening of the financial markets on January 27, 2015, Silicon Image and Parent publicly announced the signing of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Silicon Image and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and which is incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or Silicon Image. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been included solely to provide you with information regarding its terms. Factual disclosures about Parent, the Purchaser or Silicon Image or any of their respective affiliates contained in this Offer to Purchase, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Parent, the Purchaser and Silicon Image or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, the Purchaser and Silicon Image were qualified and subject to important limitations agreed to by Parent, the Purchaser and Silicon Image in connection with negotiating the terms of the Merger Agreement. In particular, the representations, warranties and certain closing conditions, contained in the Merger Agreement were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger and allocating risk between the parties to the Merger Agreement. The representations and warranties and closing conditions contained in the Merger Agreement do not establish matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Silicon Image, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event more than 10 business days following the date of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for Shares validly tendered in the Offer is subject to the Offer Conditions described in Section 15—“Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition (as defined in Section 15—“Certain Conditions of the Offer”) and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” promptly after expiration of the Offer, Purchaser will accept for payment and pay for (subject to any applicable tax withholding pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.”

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any Offer Conditions or modify the terms of the Offer, except that Silicon Image’s prior written approval is required for Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	reduce the number of Shares sought to be purchased in the Offer;

•	amend or modify the Minimum Condition;

•	amend or modify any Offer Condition (other than the Minimum Condition) in a manner that adversely impacts Silicon Image or Silicon Image’s stockholders;

•	provides any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act; or

•	impose conditions to the Offer that are in addition to the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer”.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on March 9, 2015 (the “Initial Expiration Date”), but may be extended and re-extended as described below.

The Merger Agreement provides that if (i) required by any law or order, or any rule, regulation or other requirement of the Securities and Exchange Commission (the “SEC”) or the NASDAQ which is applicable to the Offer, Purchaser shall extend the Offer for any such required period, (ii) required by any other governmental authority, Purchaser shall extend the Offer for any period so required, (iii) at the Expiration Time, as the same may be extended from time to time, time, any of the Offer Conditions (other than the Minimum Condition and the Certification Condition) have not been satisfied or waived (to the extent permitted under applicable law), Purchaser shall extend the Offer for successive extension periods of up to ten business days each until the earlier of the termination of the Merger Agreement in accordance with its terms or 5:00 p.m., New York City time, on July 27, 2015, or (iv) at the Expiration Time, as the same may be extended from time to time, the Minimum Condition and Certification Condition are the only Offer Conditions that have not been satisfied or waived, Purchaser shall, at the request of Silicon Image, extend the Offer for not more than two consecutive increments of not more than ten business days each in order to further seek to satisfy the Minimum Condition, Purchaser (a) may at any time extend the Offer for any period agreed by Parent and Silicon Image (subject to applicable law), (b) shall extend the Offer for the first business day after the expiration of a “matching” period as described under “Acquisition Proposal” in Section 11 – “The Merger Agreement; Other Agreements” if such “matching” period would expire after the Expiration Time and (c) shall extend the Offer until the business day immediately following the end of the Marketing Period described in Section 9 – “Source and Amount of Funds” if the Expiration Time falls within such Marketing Period. Other than in connection with the termination of the Merger Agreement as described under “Termination” Section 11 – “The Merger Agreement; Other Agreements”, Purchaser shall not terminate or withdraw the Offer without Silicon Image’s consent. However, in no event is Purchaser required to extend the Offer beyond 5:00 p.m., New York City time, on July 27, 2015.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Silicon Image, and the separate existence of Purchaser will cease;

•	Silicon Image will continue as the Surviving Corporation after the Merger;

•	the separate corporate existence of the Surviving Corporation will continue unaffected by the Merger and all of the property, rights, privileges, powers and franchises of Silicon Image and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of Silicon Image and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation;

•	the Certificate of Incorporation of the Surviving Corporation will, by virtue of the Merger, be amended in its entirety to read as the Certificate of Incorporation of Purchaser in effect immediately prior to the Effective Time;

•	the bylaws of the Surviving Corporation will be amended and restated to be identical to the bylaws of Purchaser in effect immediately prior to the Effective Time;

•	the directors of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are directors of Purchaser immediately prior to the Effective Time; and

•	the officers of the Surviving Corporation will, from and after the Effective Time, be the respective individuals who are officers of Purchaser immediately prior to the Effective Time.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•	that no governmental authority having competent jurisdiction over a material portion of Silicon Image’s or Parent’s assets or sales shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law or rules of any applicable securities exchange that has the effect of making the consummation of the Merger illegal, or any order prohibiting or otherwise preventing the consummation of the Merger; and

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Effect on Capital Stock.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares, each as described below) shall be cancelled and extinguished and automatically converted into the right to receive a cash amount equal to the Offer Price, without interest thereon (the “Merger Consideration”) and shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or transfer thereof in accordance with the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” The Merger Consideration paid in accordance with the terms of the Merger Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time; and if, after the Effective Time, any Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in the Merger Agreement.

At the Effective Time, by virtue of the Merger, each Share that is owned by Parent, Purchaser or Silicon Image, or by any direct or indirect wholly owned Subsidiary of Parent, Purchaser or Silicon Image, in each case immediately prior to the Effective Time (the “Cancelled Shares”), shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

All Dissenting Shares shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares in the manner provided in the Merger Agreement.

Treatment of Options and Restricted Stock Units; Stock Plans.

Silicon Image Options. At the Offer Closing, each outstanding option exercisable for Silicon Image Shares (each, a “Silicon Image Option”) that is (1) held by a Person who is an employee of the Silicon Image or any subsidiary as of immediately prior to the Offer Closing and (2) either (A) vested and exercisable (after giving effect to any vesting that occurs on account of the transactions contemplated by the Merger Agreement) as of immediately before the Offer Closing, with an exercise price below the Offer Price, or (B) unvested, unexpired, unexercised and outstanding immediately before the Offer Closing, without regard to exercise price, shall be assumed by Parent and converted automatically at the Offer Closing into that number of options exercisable for Parent Common Stock (each, a “Parent Option”) equal to the product of (x) the number of Shares subject to such Silicon Image Option immediately prior to the Offer Closing, multiplied by (y) the Exchange Ratio (as defined below), with an exercise price applicable to each Parent Option equal to the per share exercise price applicable to the respective Silicon Image Option as of immediately before the Offer Closing divided by the Exchange Ratio. The Exchange Ratio is the quotient obtained by dividing the Offer Price by the volume weighted average closing sale price of one share of Parent Common Stock as reported on NASDAQ for the ten consecutive trading days ending on the date that is two trading days immediately preceding the Offer Closing, adjusted for any stock splits, dividends, combinations or similar events.

At the Offer Closing, each Silicon Image Option that Parent does not assume and convert shall be cancelled. If such option had a per share exercise price equal to or above the Offer Price, it shall be cancelled without the payment of any consideration therefor. If such option had a per share exercise price below the Offer Price, it shall be cancelled in exchange for a cash payment from Parent as soon as practicable (but in any event within fifteen (15) days) following the Offer Closing to the holder thereof equal to the number of Silicon Image Shares with respect to which such option is vested and exercisable as of immediately before the Offer Closing multiplied by the excess, if any, of the Offer Price over the per share exercise price for such option.

The term, vesting schedule and all of the other provisions applicable to assumed Silicon Image Options shall remain unchanged, subject only to any adjustments required for administrative convenience to conform such vesting schedule to the vesting schedules otherwise specified by Parent’s equity incentive plans and that are not adverse to the holder thereof and any adjustments to performance metrics or goals applicable to such assumed options. On and after the Offer Closing all Silicon Image Options discussed in this and the prior paragraph shall terminate and cease to be outstanding.

Silicon Image Restricted Stock Units (“RSUs”). At the Offer Closing, each Silicon Image RSU that is outstanding as of immediately prior to the Offer Closing and that vests as a function of time (after taking into account the conversion of certain performance-based RSUs to time-based RSUs as described above in the section entitled “What Will Happen to my Stock Options and Restricted Stock Units in the Offer”) or personal (but not company) performance shall be assumed by Parent as a Parent RSU. Each Silicon Image RSU so assumed shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Silicon Image stock plan and the Silicon Image RSU agreements relating thereto, as in effect immediately prior to the Offer Closing, except that such assumed Silicon Image RSU shall cover that number of whole shares of Parent Common Stock equal to the product of the number of Shares underlying such Silicon Image RSU immediately prior to the Offer Closing multiplied by the Exchange Ratio.

Silicon Image Employee Stock Purchase Plan. Silicon Image is required to terminate Silicon Image ESPP prior to the Offer Closing, and provide such notice of termination as may be required by the terms of the Silicon Image ESPP. Silicon Image’s Board has adopted resolutions to provide (i) that the final purchase period under the Silicon Image ESPP shall end on February 15, 2015 and (ii) that the Silicon Image ESPP shall be suspended immediately following the end of such final purchase period and shall terminate prior to the Offer Closing. During the suspension period no further rights shall be granted or exercised under the Silicon Image ESPP.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Silicon Image’s stockholders of its terms and is not intended to provide any other factual information about Silicon Image, contains various representations and warranties made by Silicon Image to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Silicon Image. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Silicon Image, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure schedule that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Silicon Image, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality or Material Adverse Effect applicable to Silicon Image, Parent and Purchaser that may be different from what may be viewed as material by Silicon Image’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Silicon Image’s, Purchaser’s or Parent’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Silicon Image, Parent or Purchaser. Except for the rights of Silicon Image’s stockholders to receive the Merger Consideration and for the rights of the holders of Silicon Image Options and Silicon Image RSUs to receive the consideration specified in the Merger Agreement, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Silicon Image Options and Silicon Image RSUs are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Silicon Image, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Silicon Image has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	organization, valid existence, good standing and qualification to do business of Silicon Image and its subsidiaries;

•	due authorization and enforceability of the Merger Agreement with respect to Silicon Image;

•	corporate power and authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals and receipt of an opinion of Silicon Image’s financial advisor;

•	required government consents;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	capitalization;

•	SEC filings and financial statements, compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act, the Securities Act, the Exchange Act, and the rules and regulations of the NASDAQ;

•	disclosure controls and internal controls over financial reporting;

•	the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the documents to be filed by Silicon Image with the SEC or required to be distributed or otherwise disseminated to Silicon Image’s stockholders in connection with the Offer and the Merger, including for Silicon Image’s Schedule 14D-9 and (ii) the accuracy of information furnished to Parent or Purchaser in writing specifically for use in the Schedule TO, this Offer to Purchase and the other documents ancillary to the Schedule TO;

•	the absence of undisclosed liabilities;

•	the absence of certain changes;

•	material contracts;

•	permits and licenses;

•	litigation;

•	taxes;

•	environmental matters;

•	employee benefit plans, matters related to the Employee Retirement Income Security Act of 1974, as amended, and certain related matters;

•	labor matters;

•	real property;

•	tangible personal property;

•	intellectual property;

•	compliance with laws, including export control and import laws and anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act of 1977, as amended;

•	material customers and suppliers;

•	related party transactions;

•	brokers and finders;

•	absence of a stockholder rights plan;

•	non-applicability of anti-takeover statutes;

Some of the representations and warranties in the Merger Agreement made by Silicon Image are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means (i) any fact, circumstance, event, change, development, occurrence or effect that exist on or prior to the date of determination of the occurrence of Company Material Adverse Effect, is or is reasonably likely to be or become materially adverse to the business, assets (including intangible assets), liabilities, operations, condition (financial or otherwise) or results of operations of Silicon Image and its subsidiaries, taken together as a whole; provided, however, that, for purposes of clause (i), none of the following, individually or in the aggregate, shall be deemed to be or constitute a Company Material Adverse Effect, or be taken into account when determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, or would reasonably be expected to occur:

•	any general economic, financial, political or business conditions, or credit or capital market conditions in the United States or elsewhere in the world (or changes in such conditions), to the extent that such changes do not have a disproportionate impact on Silicon Image and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Silicon Image and its subsidiaries conduct their businesses;

•	any conditions in the industry or industries in which Silicon Image and its subsidiaries conducts business (or changes in such conditions, including changes in the use, adoption or non-adoption of industry standards), to the extent that such changes do not have a disproportionate impact on Silicon Image and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Silicon Image and its subsidiaries conduct their businesses;

•	any changes after the date hereof in laws or generally accepted accounting principles (“GAAP”) or the interpretations thereof applicable to Silicon Image and any of its subsidiaries (in which case only the disproportionate portion of such impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

•	any changes in trading price of Shares or the trading volume of Shares or any failure to meet internal or published projections, forecasts for revenue, bookings, earning or other financial performance or results of operations for any period and any resulting analyst downgrade of Silicon Image’s securities; provided that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Company Material Adverse Effect;

•	any event, change, development or occurrence to the extent resulting from the execution, announcement or pendency or consummation of the Merger Agreement or the transactions contemplated thereby (including the Offer and the Merger) (including the identity of Parent), including any legal proceedings, departures of officers or employees, changes in relationships with suppliers, licensees, licensors or customers or other business relations to the extent resulting therefrom;

•	any event, change, development or occurrence to the extent resulting from any action required to be taken by Silicon Image pursuant to the Merger Agreement or at the written request of Parent;

•	any event, change, development or occurrence to the extent resulting from any force majeure event, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, epidemics, quarantine restrictions or other natural disasters or weather conditions in the United States or elsewhere in the world, to the extent that such changes do not have a disproportionate impact on Silicon Image and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Silicon Image and its subsidiaries conduct their businesses;

•	any national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, to the extent such changes do not adversely affect Silicon Image and its subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which Silicon Image and its subsidiaries operate; and

•	any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to the Merger Agreement and the transactions contemplated thereby, including allegations of a breach of fiduciary duty, including by members of the Silicon Image Board or any Silicon Image officer or alleged misrepresentation in public disclosure.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Silicon Image with respect to:

•	organization, valid existence, good standing and qualification to do business of Parent and Purchaser;

•	corporate power and authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity and enforceability of the Merger Agreement with respect to Parent and Purchaser;

•	required government consents;

•	governmental filings and certain other governmental and other third-party consents and approvals, and no violations of organizational or governance documents;

•	the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the documents to be filed by Parent and Purchaser with the SEC or required to be distributed or otherwise disseminated to Silicon Image’s stockholders in connection with the Offer and the Merger, including for Parent and Purchaser’s Schedule TO and (ii) the accuracy of information furnished to Silicon Image in writing specifically for use in the Schedule 14D-9;

•	that neither Parent nor Purchaser is and has been an “interested stockholder” as defined in the DGCL for any of during the last three years;

•	financing;

•	litigation; and

•	sufficiency of cash on hand and no material indebtedness for borrowed money or preferred stock.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any fact, circumstance, event, change, development, occurrence or effect that, individually or when taken together with all other such facts, events, circumstances, changes or effects, would reasonably be expected to materially impede the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in accordance with the terms of the Merger Agreement and applicable law.

None of the representations or warranties contained in the Merger Agreement survive the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except as permitted by the terms of the Merger Agreement, as set forth in Silicon Image’s confidential disclosure schedule delivered pursuant to the Merger Agreement, as required by applicable law, or unless Parent has otherwise consented in writing, Silicon Image has agreed that, from the date of the Merger Agreement until the Effective Time, Silicon Image and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and Silicon Image shall use its commercially reasonable efforts to maintain its current relationships with its suppliers, manufacturers, distributors, customers, business associates, executives and other key employees and governmental authorities.

Except as expressly contemplated or expressly permitted by the Merger Agreement, as set forth in Silicon Image’s confidential disclosure schedule or as consented to in advance by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier to occur of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Silicon Image shall not, and shall not permit any of its subsidiaries to do any of the following:

•	adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents;

•	authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities of Silicon Image or any of its subsidiaries, except for the issuance and sale of Shares pursuant to Silicon Image Options, Silicon Image RSUs, or other equity awards (including, for the avoidance of doubt, options under the Silicon Image ESPP) outstanding prior to the date of the Merger Agreement in accordance with their terms as of the date thereof; except for the granting of Silicon Image RSUs and Silicon Image Options promised in connection with new hires in the ordinary course of business, to the individuals, and in the amounts, disclosed in writing to Parent prior to the date of the Merger Agreement; and except in accordance with the terms and conditions summarized in Section 11—“The Merger Agreement; Other Agreements—Silicon Image Employee Stock Purchase Plan”;

•	grant, confer, award, take action to accelerate the vesting or settlement of, or promise or announce an intention to grant, confer, award, take action to accelerate the vesting or settlement of, any Silicon Image Options, Silicon Image RSUs, any other equity or equity-related award or other rights to acquire the capital stock of Silicon Image or any of its subsidiaries (including any dividend equivalent rights or phantom stock units denominated in Shares), whether settled in cash or Shares, or take action to accelerate the vesting or payment of any such rights;

•	acquire, repurchase or redeem, directly or indirectly, or amend any securities of Silicon Image other than in connection with (A) the forfeiture or expiration of outstanding Silicon Image Options, Silicon Image RSUs, Silicon Image restricted shares, any other equity or equity-related awards or other rights to acquire the capital stock of Silicon Image or any of its subsidiaries and (B) the withholding of Shares to satisfy tax obligations with respect to the exercise of Silicon Image Options or vesting of Silicon Image RSUs pursuant to any obligations contained in the Silicon Image employee benefit plan;

•	other than cash dividends made by any direct or indirect wholly owned Silicon Image subsidiary to Silicon Image or one of Silicon Image’s wholly owned subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Silicon Image or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger);

•	(i) incur or assume any long-term or short-term debt for borrowed money or issue any debt securities, except for (A) short-term debt for borrowed money incurred to fund operations of the business and capital leases in the ordinary course of business consistent with past practice and (B) loans or advances to, by or between direct or indirect wholly owned subsidiaries of Silicon Image, (ii) assume, guarantee or endorse the obligations of any other person or entity except with respect to obligations of direct or indirect wholly owned subsidiaries of Silicon Image, (iii) make any loans or advances to any other person in excess of $35,000 in the aggregate, except for travel advances in the ordinary course of business consistent with past practice to employees of Silicon Image or its subsidiaries, and for loans or advances to or between direct or indirect wholly owned subsidiaries or (iv) mortgage or pledge any of Silicon Image’s or its subsidiaries’ assets, tangible or intangible;

•

subject to the second and third interim operating covenants bullets noted above, except as may be required by applicable law or by the terms of any Silicon Image employee benefits plan or contract as in effect on the date of the Merger Agreement, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee of Silicon Image or any subsidiary of Silicon Image, pay any special bonus or special remuneration to any director, officer or employee of Silicon Image or any subsidiary of Silicon Image, or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement;

•	hire any officer, employee or independent contractor making in excess of $250,000 cash compensation per year, terminate the employment or engagement of any such officer, employee or independent contractor other than for cause, or promote any officer or employee of Silicon Image or any subsidiary of Silicon Image, other than in the ordinary course of business consistent with past practice;

•	waive, release, or limit any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) of any current or former employee or independent contractor of Silicon Image or any of its subsidiaries;

•	forgive any loans to any employees, officers or directors of Silicon Image or any of its subsidiaries, or any of their respective affiliates or associates;

•	make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under Silicon Image’s employee benefit plans or agreements subject to such employee benefits plans or any other Silicon Image contract other than deposits and contributions that are required pursuant to the terms of the employee benefits plans or any agreements subject to the employee benefits as in effect on the date of the Merger Agreement and identified in Silicon Image’s confidential disclosure schedule, other than in the ordinary course of business consistent with past practice;

•	negotiate, enter into, amend, extend or terminate any collective bargaining agreement;

•	acquire, sell, transfer, dispose of or enter into any lease or license relating to any material property (including intellectual property rights) or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except (i) as required under an existing contract of Silicon Image or any of its subsidiaries (and set forth in Silicon Image’s confidential disclosure schedule) in accordance with, and to the extent required by, its terms as of the date hereof,, (ii) for the sale of goods or the grant of ordinary course licenses, standard intellectual property core licenses or licenses under any adopter agreements, in each case with respect to Silicon Image’s intellectual property in the ordinary course of business consistent with past practice or (iii) to Silicon Image or a subsidiary of Silicon Image;

•	except as may be required as a result of a change in applicable law or in GAAP becoming effective after the date of the Merger Agreement, make any change in any of the accounting principles or practices used by it;

•	file any U.S. federal income tax return, file any material amended tax return, file any other material tax return in a manner inconsistent with past practice, make or change any material tax election, settle or compromise any material tax claim or assessment by any governmental authority, change any tax accounting method or affirmatively surrender any right to claim a tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	(i) acquire or license any material intellectual property rights from any third party or (ii) enter into, amend, extend, renew or modify any in-licenses, in each case, other than Silicon Image intellectual property rights or in-licenses requiring an expenditure or additional expenditure, as applicable, of less than $250,000;

•	(i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (ii) modify, amend or exercise any right to renew any lease or other lease or sublease of real property, or waive term or condition thereof or grant any consents thereunder, (iii) grant or otherwise expressly create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof, in each case other than in the ordinary course of business consistent with past practice;

•	(i) acquire (by merger, consolidation or acquisition of stock or assets) any other entity or any equity interest therein, (ii) make any capital contributions to, or any investments in, any other entity (other than direct or indirect subsidiaries), or (iii) authorize, incur or commit to incur any capital expenditures, individually or in the aggregate, with obligations to Silicon Image or any of its subsidiaries in excess of $1,500,000 in any three month period; provided that none of the foregoing shall prohibit Silicon Image from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to Silicon Image or its subsidiaries, taken as a whole;

•	commence any legal proceeding, settle or compromise any pending or threatened legal proceeding (except as expressly provided in transaction-related litigation and except for the settlement of claims by Silicon Image in the ordinary course of business consistent with past practice involving only cash payments not in excess of $250,000 with respect to any claim or group of related claims, provided that such settlement agreement does not involve any license of, or covenant not to assert, intellectual property rights) or pay, waive, discharge or satisfy or agree to pay, waive, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise) in connection with any pending legal proceeding, other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities expressly reflected or reserved against in full on Silicon Image’s balance sheet, (i) involving only the payment of money up to the amount reflected or reserved against on Silicon Image’s balance sheet, (ii) without the entry of any injunctive relief, (iii) without any admission of wrongdoing or culpability by Silicon Image or any Silicon Image subsidiary, and (iv) not involving the grant of any license to intellectual property rights;

•	except as required by applicable law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•	except as required by applicable law, convene any regular or special meeting (or any adjournment or postponement thereof) of Silicon Image’s stockholders;

•	hire any new employee or independent contractor who reasonably would be expected to develop intellectual property rights without requiring such individual to execute Silicon Image’s standard form of confidentiality and inventions assignment agreement;

•	except as required by applicable law, terminate or modify or waive in any material respect any right under any permit;

•	adopt or otherwise implement any rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging Parent or Purchaser from acquiring control of Silicon Image pursuant to the Merger Agreement;

•	permit any Silicon Image registered intellectual property that is owned by Silicon Image or any of its subsidiaries to become expired, cancelled, or abandoned other than in the ordinary course of business consistent with past practice;

•	waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which Silicon Image or any of its subsidiaries is a party; provided, however, that at any time prior to the Offer Closing, Silicon Image may waive or provide a consent under any “standstill” solely to permit a party to make a confidential Acquisition Proposal subject to the terms of, and only to the extent permitted by the Merger Agreement as described under “Acquisition Proposal” further below this section;

•	(i) enter into any material contract that affects the licensing arrangements of design software, which is not in the ordinary course of business consistent with past practice and (ii) grant a waiver or consent with respect to, amend or modify in any material respect any material contract that affects the licensing arrangements of design software, which is not in the ordinary course of business consistent with past practice; or

•	enter into a contract to do any of the foregoing or authorize, commit or agree in any legally binding manner to take any action to do any of the preceding actions.

Access to Information. Until the Effective Time, and subject to applicable law, applicable contractual restrictions and certain confidentiality obligations, Silicon Image has agreed to (and to cause its subsidiaries to) provide Parent and Parent’s authorized representatives with reasonable access during normal business hours, upon reasonable notice, to Silicon Image’s properties, books, personnel and records.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Silicon Image’s and its subsidiaries’ current and former directors, officers or employees. Following the Effective Time, Parent is obligated to cause the Surviving Corporation and its subsidiaries to honor and fulfill their obligations under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements between Silicon Image or any of its subsidiaries and any of their respective current or former directors, officers, employees, fiduciaries or agents in effect on the date of the Merger Agreement and which have been disclosed in Silicon Image’s confidential disclosure schedule for a period of six years after the Effective Time (the “Indemnification Agreements”). During that six year period, such provisions for indemnification shall remain in full force and effect, and Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would adversely affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee, fiduciary or agent of Silicon Image or its subsidiaries with respect to actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

For a period of six years after the Effective Time, Parent and the Surviving Corporation are required to maintain Silicon Image’s current directors’ and officers’ liability insurance (“D&O Insurance”), in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance as of the date of the Merger Agreement, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of the Merger Agreement. The Surviving Corporation may substitute policies of Parent, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance. In satisfying their obligation to maintain D&O Insurance, Parent and the Surviving Corporation are not obligated to pay annual premiums in excess of 250% of the amount paid by Silicon Image for the D&O Insurance for its last full fiscal year. If the annual premiums of such insurance coverage exceed such 250% cap, Parent and the Surviving Corporation are obligated to obtain a policy with the greatest coverage available for a cost not exceeding such 250% cap. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, Silicon Image may purchase a six-year “tail” prepaid policy on the D&O Insurance (“Tail Policy”) on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed 250% of the amount paid by Silicon Image for coverage for its last full fiscal year. If Silicon Image does not purchase the Tail Policy, Parent may purchase a Tail Policy subject to the same requirements. In the event that Silicon Image purchases the Tail Policy, Parent and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder.

If Parent or the Surviving Corporation or any of their respective successors or assigns consolidates or merges into any other entity in which it is not the surviving entity or transfers all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations summarized in this Section 11—“The Merger Agreement; Other Agreements—Directors’ and Officers’ Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions and Parent and the Surviving Corporation’s obligations summarized in this Section 11—“The Merger Agreement; Other Agreements—Directors’ and Officers’ Indemnification and Insurance” shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any such person without their prior written consent.

Reasonable Best Efforts. Each of the parties to the Merger Agreement has agreed to use its commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement, including (i) causing the Offer Conditions and the conditions to the Merger to be satisfied or fulfilled as soon as reasonably practicable, (ii) obtaining all necessary or appropriate consents, waivers and approvals under any material contracts, if and to the extent specifically requested in writing by Parent, so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreements, (iii) obtaining all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings necessary to consummate the transactions contemplated by the Merger Agreement, and (iv) executing or delivering any additional instruments reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

With respect to certain regulatory matters, and without limiting the provisions described above in this Section 11—“The Merger Agreement; Other Agreement—Merger Agreement—Reasonable Best Efforts”:

•	Parent and Silicon Image shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) a Notification and Report Form relating to the Merger Agreement and the transactions contemplated thereby as required by the HSR Act and shall file as soon as reasonably practicable (and in any event within 10 business days) comparable pre-merger notification filings, forms and submissions with any foreign governmental authority that is required by other applicable antitrust laws, in each case as Parent may reasonably determine;

•	Parent and Silicon Image shall use reasonable best efforts to promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information or documents that may be required in order to effectuate such filings, and (iii) comply with any request for additional information made by the FTC, the Antitrust Division or the competition or merger control authorities of any other jurisdiction; and

•	none of Parent, Purchaser or any of their subsidiaries shall be required to, and Silicon Image and its subsidiaries may not, without Parent’s consent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to:

•	(i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any material assets or business of Silicon Image, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries, or

•	(ii) impose any material restriction, requirement or limitation on the operation of the business or portion of the business of Silicon Image, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries, in each of (i) and (ii) if it would be likely to materially and adversely affect the business of Parent, Silicon Image or the Surviving Corporation, unless requested by Parent with respect to such an action that is only binding on Silicon Image in the event the closing of the Merger (the “Merger Closing”) occurs.

Publicity. Except to the extent disclosure may be required by law, order or applicable stock exchange rule or any listing agreement of any party to the Merger Agreement, or as specified in the Merger Agreement in connection with certain actions taken by Silicon Image and the Silicon Image Board related to the Silicon Image board recommendation (“Board Recommendation”), Silicon Image, Parent and Purchaser shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby (provided, however, such consultation shall not be required with respect to certain disclosures regarding any Acquisition Proposal that Silicon Image in good faith determines is required to be disclosed under applicable law), and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed).

Anti-Takeover Statutes. If any state anti-takeover or other similar statute or regulation is or becomes applicable to the Merger Agreement or any of the transactions contemplated thereby, Silicon Image is required to use reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable, and otherwise to minimize the effect of such statute or regulation on the Merger Agreement and the transactions contemplated thereby.

Employee Matters. For the period of one year following the Effective Time, Parent shall (or shall cause any of its subsidiaries) to either (1) provide employee benefits to each Silicon Image employee who remains employed by Parent or any of its subsidiaries (a “Covered Employee”), that are no less favorable in the aggregate than the employee benefits (excluding equity and equity-based compensation) provided to similarly situated employees of Parent, or (2) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its subsidiaries. To the extent employee benefits are provided under the employee benefit plans of Parent or one of its subsidiaries, from and after the Effective Time, Parent shall cause to be granted to each such Covered Employee credit for all service with Silicon Image and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement but not for purposes of benefit accrual under any defined benefit pension plan of Parent or any of its subsidiaries), except that that such service need not be credited to the extent that it would result in duplication of coverage or benefits with respect to the same period of service.

To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective subsidiaries to waive any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding employee benefit plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent shall or shall cause the Surviving Corporation or the relevant subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any employee benefit plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

Acquisition Proposals. From and after the execution of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Silicon Image and its subsidiaries are required to immediately cease any and all existing activities, discussions or negotiations with any persons conducted with respect to any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, as defined below. Silicon Image and its subsidiaries shall not, and shall cause each of their respective directors, officers or other employees, controlled affiliates, and will direct or any investment banker, attorney or other advisors or representatives retained by any of them to not to (and shall not authorize any of them to), directly or indirectly:

•	solicit, initiate, knowingly encourage, knowingly assist, knowingly facilitate or knowingly induce the making, submission or announcement of, any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, as defined below;

•	participate or engage in discussions or negotiations with any person (other than Parent or Purchaser) regarding any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction;

•	furnish any non-public information relating to Silicon Image or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Silicon Image or any of its subsidiaries to, or take any other action intended to knowingly encourage, or assist or facilitate, any person (other than Parent or Purchaser) that, to Silicon Image’s knowledge, is seeking to make or, in the 12 months prior to the date of the Merger Agreement has made, any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction;

•	enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or contract or commitment contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction (other than a nondisclosure agreement meeting certain requirements specified in the Merger Agreement);

•	approve, endorse or recommend any Acquisition Proposal;

•	except to the extent specifically permitted under the Merger Agreement to allow a party to make a confidential Acquisition Proposal, terminate, amend, waive or fail to enforce any rights under any standstill or other similar agreement between Silicon Image or any of its subsidiaries and any person (other than Parent); or

•	waive the applicability of all or any portion of Section 203 of the DGCL, the Delaware anti-takeover statute, in respect of any Person (other than Parent and its affiliates) in relation to any Acquisition Proposal or Acquisition Transaction.

However, prior to the Acceptance Time, the Silicon Image Board may:

•	engage or participate in discussions or negotiations with any person that has made and not withdrawn a bona fide, written Acquisition Proposal that the Silicon Image Board concludes in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (as defined below); and

•	furnish to such person non-public information relating to Silicon Image and its subsidiaries pursuant to a nondisclosure agreement the terms of which are no less favorable to Silicon Image than those contained in the Confidentiality Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Confidentiality Agreement”) which shall not include any provisions that would prevent or restrict Silicon Image or its representatives from providing any information to Parent to which Parent is entitled under the Merger Agreement (and Silicon Image shall be permitted to negotiate and enter into such a nondisclosure agreement) unless Silicon Image shall, prior to December 21, 2014, already be a party to such an agreement with such third party and shall not include any provision calling for any exclusive right to negotiate with such third party;

provided, however, in order to take any action described in the two bullets above, , (i) neither Silicon Image nor any of its subsidiaries can have breached or violated in any material respect its obligations described in this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals,” (ii) the Silicon Image Board must have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Silicon Image’s stockholders under Delaware law, (iii) Silicon Image must give Parent prior written notice of the Acquisition Proposal, and of Silicon Image’s intention to take such actions and (iv) contemporaneously with furnishing any non-public information to such person, Silicon Image shall also furnish such non-public information to Parent to the extent not been previously furnished to Parent.

Silicon Image shall promptly advise Parent in writing of any bona fide Acquisition Proposal, any request for information that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction or any inquiry that would reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction, including the material terms and conditions thereof and the identity of the person or group making any such Acquisition Proposal, request or inquiry; provided that Silicon Image may redact, and not disclose, the identity of the Person or group making any such Acquisition Proposal if disclosure of such identity would violate the terms of an existing confidentiality agreement. Silicon Image is obligated to keep Parent promptly and reasonably informed of the status, including all material amendments or proposed amendments, of any Acquisition Proposal, request or inquiry. Silicon Image must also notify Parent at least 24 hours before any meeting of the Silicon Image Board at which the Silicon Image Board is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction, an inquiry relating to a potential Acquisition Proposal or Acquisition Transaction, or a request to provide non-public information to any Person in relation to an Acquisition Proposal or Acquisition Transaction.

Neither the Silicon Image Board nor any committee thereof shall (i) fail to make, withhold, withdraw, amend, qualify or modify the Silicon Image Board Recommendation, (ii) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction, (iii) following the date of the Acquisition Proposal or any material modification thereto is first made public or sent or given to the Silicon Image stockholders, fail to issue a press release reaffirming the Silicon Image Board Recommendation within three business days following Parent’s written request to do so, (iv) take any action to exempt or make any person (other than Parent or Purchaser) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation, (v) within three business days following Parent’s written request to do so, fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer for Shares within 10 business days after commencement of such offer (and at all times thereafter during which any such tender offer or exchange offer is pending) and reaffirm the Silicon Image Board Recommendation within such 10 business day-period (and at all times thereafter during which any such tender offer or exchange offer is pending), (vi) fail to include the Silicon Image Board Recommendation in the Schedule 14D-9, or (vii) resolve, agree or publicly propose to take any of the foregoing actions (any action described in the preceding clauses (i), (ii), (iii), (iv), (v) or (vi) being referred to in this Offer to Purchase as a “Silicon Image Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the Silicon Image Board pursuant to and in compliance with Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Silicon Image Board Recommendation Change.

The Silicon Image Board may effect a Silicon Image Board Recommendation Change with respect to any Acquisition Proposal at any time prior to the Acceptance Time, if the Silicon Image Board has received a bona fide, written Acquisition Proposal that constitutes a Superior Proposal that has not been withdrawn and:

•	neither Silicon Image nor any of its subsidiaries has breached or violated its obligations described in this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals,” with respect to such Acquisition Proposal or any person making such Acquisition Proposal,

•	the Silicon Image Board has determined in good faith (after consultation with outside legal counsel and after considering any counter-offer or proposal made by Parent), that, in light of the foregoing Superior Proposal, the failure by the Silicon Image Board to effect a Silicon Image Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to Silicon Image stockholders under Delaware law;

•	prior to effecting such Silicon Image Board Recommendation Change, the Silicon Image Board has given Parent at least three business days prior written notice thereof, which notice attaches such Superior Proposal, identities the person making such Superior Proposal, describes the terms and conditions of such Superior Proposal in reasonable detail, and provides Parent with the opportunity to meet with the Silicon Image Board and its outside legal counsel to discuss a modification of the terms and conditions of the Merger Agreement; and

•	Parent has not made, within two business days after its receipt of Silicon Image’s written notice of its intention to effect a Silicon Image Board Recommendation Change, a counter-offer or proposal that the Silicon Image Board has determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to Silicon Image’s stockholders as such Superior Proposal.

Parent and Silicon Image have agreed that every subsequent material revision or material modification to any such Superior Proposal shall require a new written notice thereof by Silicon Image to Parent and a new two business day “matching” period following the initial three business day “matching” period. In addition, following or concurrent with a Silicon Image Board Recommendation Change, authorize Silicon Image to terminate the Merger Agreement and enter into a definitive agreement providing for an Acquisition Transaction with respect to a Superior Proposal (if concurrently with entering into such agreement, Silicon Image terminates the Merger Agreement pursuant to the Merger Agreement). Silicon Image is obligated to keep confidential any such counter-offers or proposals made by Parent to revise the terms of the Merger Agreement, except to the extent required to be disclosed in any SEC reports or pursuant to applicable law or stock exchange listing requirement. To the extent that any “matching” period would expire after the Expiration Time, the Expiration time shall be automatically extended such that it will occur on the first business day after the expiration of such “matching” period.

In addition, the Silicon Image Board may effect a Silicon Image Board Recommendation Change at any time prior to the Acceptance Time in response to an Intervening Event (as defined below) if:

•	an Intervening Event has occurred;

•	neither Silicon Image nor any of its subsidiaries has breached or violated the provisions of this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals”;

•	the Silicon Image Board has determined in good faith (after consultation with outside legal counsel) that, in light of such Intervening Event, the failure by the Silicon Image Board to effect a Silicon Image Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to Silicon Image’s stockholders under Delaware law;

•	prior to effecting such Silicon Image Board Recommendation Change, the Silicon Image Board has given Parent at least three business days prior written notice thereof specifying the material facts underlying the Silicon Image Board’s determination that an Intervening Event has occurred and the rationale and basis for such Silicon Image Board Recommendation Change and giving Parent the opportunity to meet with Silicon Image’s outside legal counsel with the purpose and intent of enabling Parent and Silicon Image to discuss in good faith a modification of the terms and conditions of the Merger Agreement so as to obviate the need to effect a Silicon Image Board Recommendation Change on the basis of such Intervening Event; and

•	following the expiration of such three business day period, the Silicon Image Board has determined in good faith (after consultation with outside legal counsel) and after giving consideration to any offer or proposal from Parent, that, in light of such Intervening Event, the failure by the Silicon Image Board to effect a Silicon Image Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to Silicon Image’s stockholders under Delaware law.

For purposes of this Offer to Purchase:

“Acquisition Proposal” shall mean any offer, proposal or indication of interest by any person (other than by Parent or Purchaser) relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 15% interest in the total outstanding voting securities of Silicon Image or one or more of its subsidiaries that own or control more than 15% of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of Silicon Image and its subsidiaries, taken together as a whole, (ii) or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d)

of the Exchange Act) beneficially owning more than 15% of the total outstanding voting securities of Silicon Image or one or more of its subsidiaries that own or control more than 15% of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of Silicon Image and its subsidiaries, taken together as a whole, (iii) any merger, consolidation, business combination or other similar transaction pursuant to which Silicon Image’s stockholders immediately preceding such transaction hold, directly or indirectly, less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (iv) any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 15% of the consolidated assets of Silicon Image and its subsidiaries, taken together as a whole (measured by the lesser of book or fair market value thereof), (v) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Silicon Image or any of its subsidiaries or (vi) any combination of the foregoing.

“Intervening Event” shall mean, with respect to Silicon Image, a material fact, event, change, development, occurrence or set of circumstances (other than, and not related in any way to, an Acquisition Proposal) that (i) was not known to the Silicon Image Board as of or prior to the date of the Merger Agreement and becomes known to the Silicon Image Board prior to the Offer Closing, or, if known, the consequences of which were not known by the Silicon Image Board as of the date of the Merger Agreement (ii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not a Superior Proposal) and (iii) is not a result of a breach of the Merger Agreement by Silicon Image or any of its subsidiaries.

“Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (for purposes of this definition substituting 50% for all references to 15% and substituting 50% for all references to 85% in the related definition of “Acquisition Transaction”) made by any person other than Parent or Purchaser, that did not result from or arise in connection with a breach in any material respect of Silicon Image’s obligations described in this Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals” and which the Silicon Image Board shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among any other things the Silicon Image Board may deem relevant, the identity of the third party making such offer or proposal, all financial, legal and regulatory aspects of such offer or proposal, the conditions to and prospects for completion of such offer or proposal and the transactions contemplated thereby taking into account all facts and circumstances deemed appropriate by the Silicon Image Board, as well as any counter-offer or proposal made by Parent in response thereto) is more favorable to Silicon Image’s stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and any counter-offer or proposal made by Parent or any of its affiliates in response thereto.

Termination. The Merger Agreement may be terminated at any time prior to the Acceptance Time and the Offer may be terminated and abandoned, at any time prior to the Offer Closing, as follows:

•	by mutual written consent of each of Parent and Silicon Image;

•	by either Parent or Silicon Image:

•	if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares tendered pursuant to the Offer; provided that this termination right is not available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the terms of the Merger Agreement; or

•	if the Acceptance Time has not occurred on or before the Termination Date; provided, that this termination right is not available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the terms of the Merger Agreement;

•	by Silicon Image:

•	if, at the time of such termination, Silicon Image is not in material breach of the Merger Agreement and Parent or Purchaser have breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Parent or Purchaser set forth in the Merger Agreement have become inaccurate, in each case, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date; provided that, in the event that such breach or failure to perform or such inaccuracies in the representations and warranties are curable by Parent or Purchaser, then Silicon Image is not permitted to terminate the Merger Agreement until 20 calendar days after delivery of written notice from Silicon Image to Parent of such breach, failure to perform or inaccuracy, although Silicon Image may not terminate the Merger Agreement if such breach, failure to perform or inaccuracy by Parent or Purchaser is cured within such 20 calendar day period;

•	prior to the Acceptance Time, if (i) the Silicon Image Board shall have effected a Silicon Image Board Recommendation Change (which has not been withdrawn as of the date of the effectiveness of such termination) and Silicon Image simultaneously enters into a definitive agreement providing for an Acquisition Transaction with respect to a Superior Proposal and (ii) Silicon Image has substantially simultaneously with the occurrence of such termination paid the Termination Fee described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees”;

•	if Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within 15 business days following the date of the Merger Agreement; provided, that, Silicon Image shall not have the right to terminate the Merger Agreement if Silicon Image shall have breached or failed to perform any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform has prevented Purchaser from commencing the Offer;

•	if all of the Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied by actions taken immediately prior to the consummation of the Offer) and Parent and Purchaser fail to consummate the Offer within five business days of the date consummation of the Offer should have occurred under the Merger Agreement; or

•	if Silicon Image has requested, and Purchaser has refused (and Parent has refused to cause Purchaser), to extend the Offer pursuant to the Merger Agreement.

•	by Parent, if:

•

at the time of such termination, Parent and Purchaser are not in material breach of the Merger Agreement and (i) Silicon Image has either breached or otherwise violated, in any material respect, its material covenants, agreements, or other obligations under the Merger Agreement, in each case, such that the Offer Conditions would not reasonably be expected to be satisfied at the time of such breach (assuming for such purposes that the time of such breach was the scheduled expiration of the Offer) or (ii) any representation or warranty of Silicon Image set forth in the Merger Agreement has become inaccurate such that the Offer Conditions would not be satisfied as of the time such representation and warranty became inaccurate (assuming for such purposes that the time of such inaccuracy was the scheduled expiration of the Offer); provided that, if such breach by Silicon Image, or such inaccuracies in the representations and warranties of Silicon Image, are curable by Silicon Image, then Parent is not permitted to terminate the Merger Agreement until 20 calendar days after delivery of written notice from Parent to Silicon Image of such breach, failure to perform or inaccuracy by Silicon Image, although Parent may not terminate the Merger Agreement if such breach, failure to perform or inaccuracy by Silicon Image is cured within such 20 calendar day period after delivery of written notice from Parent to Silicon Image;

•	Silicon Image shall have willfully and materially breached the terms and conditions set forth above in the Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals”;

•	either the Silicon Image Board or any committee thereof has effected a Silicon Image Board Recommendation Change for any reason or the Silicon Image Board has failed to (i) after a written request by Parent, publicly recommend against any Acquisition Proposal that is a publicly commenced tender offer or exchange offer for Shares within ten business days after such written request, (ii) reaffirm the Silicon Image Board Recommendation within such ten business day-period (and at all times thereafter during which any such tender offer or exchange offer is pending), (iii) issue a press release reaffirming the Silicon Image Board Recommendation within three business days following Parent’s written request to do so following the date of any Acquisition Proposal that is not a tender offer or exchange offer for Shares or any material modification thereto is first made public or sent or given to Silicon Image’s stockholders, or (iv) include the Silicon Image Board Recommendation in the Schedule 14D-9, or the Silicon Image Board shall take any action to exempt or make any person (other than Parent or Purchaser) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation.

In addition, the Merger Agreement may be terminated, and the Offer and/or the Merger may be terminated and abandoned, at any time prior to the Effective Time (upon prompt written notice by the party terminating the Merger Agreement) by either Parent or Silicon Image if any governmental authority shall have:

•	enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) any applicable law that has the effect of making the consummation of any of the transactions contemplated hereby (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger), or

•	issued or granted any judgment, order or injunction that has the effect of making any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and such judgment, Order or injunction has become final and non-appealable.

Effect of Termination. If the Merger Agreement is terminated and the Merger abandoned, the Merger Agreement shall be of no further force and effect with no liability of any party to the Merger Agreement (or any of its representatives) to the other parties thereto or to any of the financing parties, subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below in the Section 11—“Merger Agreement; Other Agreements—Merger Agreement—Termination Fees,” and both the Nondisclosure Agreement (as described below in the Section 11—“Merger Agreement; Other Agreements—Nondisclosure Agreement,” respectively), which will survive termination of the Merger Agreement in accordance with their terms.

Termination Fees.

Silicon Image has agreed to pay Parent a termination fee of $20,800,000 in cash (the “Termination Fee”), if the Merger Agreement is terminated:

•	by Parent or Silicon Image (i) because the Offer has expired or been terminated in accordance with the terms of the Merger Agreement without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares tendered pursuant to the Offer or (ii) if the Acceptance Time has not occurred on or before the Termination Date, in each case subject to the qualifications described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination,” (iii) a Competing Acquisition Proposal has been publicly announced or become publicly known and (iv) within 12 months following the termination of the Merger Agreement, either a Competing Acquisition Proposal (whether or not the initial Competing Acquisition Proposal) is consummated or Silicon Image enters into a definitive acquisition agreement with respect to a Competing Acquisition Proposal (whether or not the initial Competing Acquisition Proposal);

•	by Parent because Silicon Image shall have willfully and materially breached the terms and conditions set forth above in the Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals” and after 12 months following the termination of the Merger Agreement, either a Competing Acquisition Proposal is consummated or Silicon Image enters into a definitive acquisition agreement with respect to a Competing Acquisition Proposal which is subsequently consummated;

•	by Parent because either the Silicon Image Board or any committee thereof has effected a Silicon Image Board Recommendation Change for any reason or has failed to: (i) after a written request by Parent, publicly recommend against any Acquisition Proposal that is a publicly commenced tender offer or exchange offer for Shares within ten business days after such written request, (ii) reaffirm the Silicon Image Board Recommendation within such ten business day-period (and at all times thereafter during which any such tender offer or exchange offer is pending) (iii) issue a press release reaffirming the Silicon Image Board Recommendation within three business days following Parent’s written request to do so following the date of any Acquisition Proposal that is not a tender offer or exchange offer for Shares or any material modification thereto is first made public or sent or given to Silicon Image’s stockholders, or (iv) include the Silicon Image Board Recommendation in the Schedule 14d-9, or the Silicon Image Board shall take any action to exempt or make any person (other than Parent or Purchaser) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation; or

•	by Silicon Image prior to the Acceptance Time if (i) the Silicon Image Board shall have effected a Silicon Image Board Recommendation Change (which has not been withdrawn as of the date of the effectiveness of such termination) and Silicon Image simultaneously enters into a definitive agreement providing for an Acquisition Transaction with respect to a Superior Proposal and (ii) Silicon Image has substantially simultaneously with the occurrence of such termination paid the Termination Fee described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees”.

For purposes of this Offer to Purchase, “Competing Acquisition Proposal” shall have the same meaning as “Acquisition Proposal” but for this purpose substituting 50% for all references to 15% and substituting 50% for all references to 85% in the related definition of Acquisition Transaction.

Availability of Specific Performance. The parties to the Merger Agreement agree that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the parties are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and conditions thereof in addition to any other remedy to which they are entitled at law or in equity. The parties agreed not to raise any objections to the availability of specific performance to prevent or restrain breaches or threatened breaches of the

Merger Agreement by such party (or parties) thereto, and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.

Expenses. Pursuant to the Merger Agreement, other than as otherwise described above in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination Fees” all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Support Agreements

In order to induce Parent and Purchaser to enter into the Merger Agreement, on January 26, 2015, each of the executive officers and directors of Silicon Image (Raymond Cook, Peter Hanelt, William George, Masood Jabbar, Edward Lopez, Camillo Martino, Stanley Mbugua, Seamus Meagher, Umesh Padval, William J. Raduchel, Steve Robertson, Khurram Sheikh, and Tim Vehling) entered into the Support Agreements with Parent. Shares owned by such officers and directors comprise, in the aggregate, approximately 0.9% of the outstanding Shares. Shares beneficially owned by such directors and officers, including Silicon Image Options and Silicon Image RSUs that are or will become exercisable or settle within 60 days, comprise approximately 3.6% of the outstanding Shares. Subject to the terms and conditions of the Support Agreements, such executive officers and directors agreed, among other things, to tender their Shares in the Offer. This summary of the Support Agreements is qualified in its entirety by reference to the Support Agreements, copies of which are filed as Exhibits (d)(2)—(d)(14) to the Schedule TO filed with the SEC and are incorporated by reference herein.

Confidentiality Agreement

On September 26, 2014, Silicon Image and Parent entered into a mutual confidentiality agreement in connection with a possible negotiated transaction between the parties and/or their affiliates, which was subsequently amended on January 8, 2015 (as amended, the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Parent and Silicon Image agreed, among other things and subject to certain exceptions, (i) to keep confidential any non-public information concerning Silicon Image and Parent and to use such information solely for the purpose of evaluating a potential transaction and (ii) to certain employee non-solicitation provisions for a period of 18 months from the date of the Confidentiality Agreement.

This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(15) to the Schedule TO filed with the SEC and is incorporated by reference herein.

12. Purpose of the Offer; Plans for Silicon Image.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Silicon Image. The Offer, as the first step in the acquisition of Silicon Image, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Silicon Image or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Silicon Image. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Silicon Image.

Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Silicon Image’s remaining public shareholders before effecting the Merger. We intend to effect the closing of the Merger without a vote of the stockholders of Silicon Image in accordance with Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation.

If, at the Offer Closing, the Merger can be effected pursuant to Section 251(h) of the DGCL, Purchaser will not provide for a subsequent offering period.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Silicon Image will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including Section 262 of the DGCL.

Plans for Silicon Image. It is expected that, initially following the Merger, the material business and operations of Silicon Image will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Silicon Image during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Silicon Image’s business, operations, capitalization and management with a view to optimizing development of Silicon Image’s potential. From time to time, Parent may make changes to the Silicon Image business, operations, capitalization or management with a view to combining the existing and future business of Silicon Image and Parent and optimizing Silicon Image’s business in conjunction with Parent’s other business.

Except as disclosed in this Offer to Purchase and except for certain pre-existing agreements described in the Schedule 14D-9, to the best knowledge of Purchaser and Parent, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Silicon Image, on the one hand, and Parent, Purchaser, or Silicon Image, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Silicon Image entering into any such agreement, arrangement or understanding.

It is possible that members of Silicon Image’s current management team will enter into new employment arrangements with Silicon Image that will take effect after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Prior to the Effective Time, Silicon Image (acting through its compensation committee) will use reasonable best efforts to take all steps that may be reasonably necessary to cause each compensation arrangement entered into by Silicon Image or any of its subsidiaries on or after the date of the Merger Agreement to be approved by its compensation committee (comprised solely of “independent directors” determined within the meaning of Rule 14d-10(d) promulgated under the Exchange Act) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

At the Effective Time, the certificate of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors of Purchaser at the Effective Time will become the directors of the Surviving Corporation and the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Silicon Image—Plans for Silicon Image,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Silicon Image or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Silicon Image or any of its subsidiaries, (iii) any material change in Silicon Image’s capitalization, indebtedness or dividend policy, or (iv) any other material change in Silicon Image’s corporate structure or business.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NASDAQ. Immediately following the Merger Closing, the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Purchaser. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause the Surviving Corporation to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Silicon Image to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Silicon Image to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Silicon Image, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Silicon Image and persons holding “restricted securities” of Silicon Image to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Silicon Image to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Silicon Image will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Silicon Image or any subsidiary of Silicon Image, other than cash dividends made by any direct or indirect wholly owned subsidiary of Silicon Image to Silicon Image or one of its wholly owned subsidiaries.

15. Certain Conditions of the Offer.

Subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement described in Section 1—“Terms of the Offer,” Purchaser will not be required to (and Parent will not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for any tendered Shares, and Parent may (and Parent may cause Purchaser to) delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act) the payment for, any Shares that are validly tendered in the Offer (and not validly withdrawn) prior to the scheduled Expiration Time of the Offer, if:

•	at the Expiration Time, the Minimum Condition has not been satisfied or waived, provided that for purposes of determining whether the Minimum Condition has been satisfied, any shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such shares have been delivered pursuant to such procedures;

•	at the Expiration Time, the Regulatory Condition has not been satisfied or waived;

•	any of Silicon Image’s representations and warranties in the Merger Agreement related to Silicon Image’s organization and good standing, authorization and enforceability with respect to the Merger Agreement, Silicon Image’s brokers and the absence of a Silicon Image stockholder rights plan shall not be true and correct as of as of the date of the Merger Agreement or shall not be true and correct as of immediately prior to the scheduled Expiration Time with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all material respects as of such specified date);

•	certain of Silicon Image’s representations and warranties in the Merger Agreement related to Silicon Image’s capitalization, shall not be true and correct as of the date of the Merger Agreement and as of immediately prior to the Expiration Time with the same force and effect as if made on and as of such date (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct as of such specified date), except if one or more inaccuracies in such representations and warranties related to Silicon Image’s capitalization would not cause the consideration otherwise payable to the holders of Shares by Parent and/or Purchaser in the Offer and the Merger to increase more than $500,000, in the aggregate, plus the aggregate amount paid pursuant to the Offer;

•	any of the representations and warranties of Silicon Image set forth in the Merger Agreement (other than those identified in the preceding two bullet points), disregarding any “materiality” and “Company Material Adverse Effect” qualifications set forth in all such representations or warranties, shall not be true and correct as of as of the date of the Merger Agreement and as of immediately prior to the Expiration Time with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all respects as of such specified date), except to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of the relevant specified date, as applicable, or as of immediately prior to the scheduled expiration of the Offer, as applicable, have not had, individually or in the aggregate, a Company Material Adverse Effect;

•	Silicon Image shall have breached or failed to perform in any material respect its obligations, agreements or covenants under the Merger Agreement to be performed or complied with, on or prior to Expiration Time and that such breach or failure to perform its obligations, agreement and covenants shall be continuing as of immediately prior to the Expiration Time;

•	a Company Material Adverse Effect shall have occurred or existed on or prior to the Expiration Time that is continuing as of immediately prior to the scheduled Expiration Time;

•	Silicon Image shall not have delivered to Parent and Purchaser a certificate dated as of the date of Expiration Time signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of Silicon Image certifying that none of the conditions set forth in the five preceding bullet points shall have occurred and be continuing as of immediately prior to the Expiration Time;

•	any governmental authority having competent jurisdiction over a material portion of Silicon Image’s or Parent’s assets or sales shall have, following the date of the Merger Agreement, (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any law or rules of any applicable securities exchange that has the effect of making the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal or prohibiting or otherwise preventing the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger), (B) issued or granted any order that remains in effect and has the effect of making the transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger), or (C) taking any other action that would have any of the foregoing consequences of this bullet or the immediately following bullet below;

•	there shall be pending any legal proceeding brought by a governmental authority against Parent, Purchaser, Silicon Image or any of their respective affiliates (A) seeking to enjoin, restrain or prohibit the making or consummation of the Offer or the Merger, (B) seeking to impose limitations on the ability of Purchaser, or render Purchaser unable, to (i) accept for payment, pay for or purchase some or all of the Shares tendered pursuant to the Offer and the Merger or (ii) exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to Silicon Image’s stockholders, (C) seeking to (i) compel Parent, Silicon Image, or any of their respective subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Silicon Image, Parent, Purchasers or any of their respective subsidiaries, (ii) compel Parent, Silicon Image, or any of their respective subsidiaries to conduct, restrict, operate, invest or otherwise change in any material respect the assets or business of Silicon Image, Parent, Purchaser or any of their respective subsidiaries in any manner, or (iii) impose any material restriction, requirement or limitation on the operation of the business or portion of the business of Silicon Image, Parent, Purchaser or any of their respective subsidiaries or (D) which otherwise would have a Company Material Adverse Effect;

•	three business days shall not have passed after completion of the Marketing Period; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement as described in Section 1—“Terms of the Offer.”

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Silicon Image with the SEC and other information concerning Silicon Image, we are not aware of any governmental license or regulatory permit that appears to be material to Silicon Image’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Silicon Image’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”), have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and Silicon Image expect to file their respective Premerger Notification and Report Forms on or before February 9, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. If within fifteen calendar days from the foregoing filing, which is the initial waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although Silicon Image is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Silicon Image’s failure to make those filings nor a request for additional documents and information issued to Silicon Image from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser’s proposed acquisition of Silicon Image. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, the divestiture of substantial assets of Purchaser, Silicon Image, or any of their respective subsidiaries or affiliates or other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. If any such action is threatened or commenced by the FTC, the Antitrust Division, any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. Silicon Image is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Silicon Image Board approved the Merger Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

Silicon Image, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 —“Certain Conditions of the Offer.”

Litigation Related to the Offer and the Merger

As of February 6, 2015, purported Silicon Image stockholders separately filed four putative class action lawsuits in the Delaware Court of Chancery against Silicon Image, the members of the Silicon Image Board, Parent and Purchaser (collectively, the “Defendants”), challenging the proposed transactions among Parent, Purchaser, and Silicon Image. The actions are captioned Pfeiffer v. Martino, et al., C.A. No. 10601-VCG; Lipinski v. Silicon Image, Inc., et al., C.A. No. 10602-VCG; Feldbaum et al. v. Silicon Image, Inc., et al., C.A. No. 10603-VCG; Nelson v. Silicon Image, Inc., C.A. No. 10609-VCG. Three additional putative class action lawsuits have been filed in the Santa Clara County Superior Court as of February 6, 2015. These actions are captioned Stein v. Silicon Image, Inc., et al., Case No. 1:15-cv-276231; Molland v. George, et al., Case No. 1:15-cv-2766238; Tapia v. Silicon Image, Inc., et al., 1:15-cv-276467. Generally, the lawsuits allege that the Defendants breached, and/or aided breaches of, fiduciary duties owed to Silicon Image’s public stockholders by, among other things, engaging in an improper process with respect to the proposed transaction, agreeing to a transaction price that does not adequately compensate stockholders and agreeing to preclusive deal protection measures in the Merger Agreement. The various complaints seek, among other things, to enjoin the Defendants from consummating the Merger, damages, and an award of attorneys’ fees and costs.

Defendants have answered all four of the Delaware complaints. In addition, plaintiff in the Lipinski action served requests for the production of documents on Defendants. Defendants and plaintiffs in the Delaware actions also have stipulated to: (i) a proposed protective order providing for the exchange of confidential and highly confidential information; and (ii) a proposed order for the consolidation of the Delaware actions and appointment of co-lead counsel.

17. Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Dissenting Shares who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Dissenting Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the

Dissenting Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Silicon Image may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares in the Offer or the Merger. Stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Silicon Image a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Dissenting Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Dissenting Shares will cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such Dissenting Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

18. Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the

Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Silicon Image is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Silicon Image Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Silicon Image” above.

Cayabyab Merger Company

February 9, 2015

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND PARENT

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, Oregon 97124 and the telephone number is (503) 268-8000.

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information
Darrin G. Billerbeck United States Director, Chief Executive Officer and President	Mr. Billerbeck has served as Parent’s President and Chief Executive Officer and as a director since November 2010. Prior to joining Parent, Mr. Billerbeck served as the Chief Executive Officer of Zilog, a microcontroller manufacturer, which was acquired by IXYS Corporation in February 2010. Prior to joining Zilog in January 2007, Mr. Billerbeck served 18 years in various executive and management positions at Intel Corporation, a global technology company, including as Vice President and General Manager of Intel’s Flash Products Group from 1999 to 2007.

Patrick S. Jones United States Chairman of the Board of Directors	Mr. Jones has served as a director of Parent and chairman of the board since 2005. Mr. Jones served as the Senior Vice President and Chief Financial Officer of Gemplus International S.A., a provider of smart card empowered solutions, from 1998 until he retired in 2001. He served as the Vice President Finance, Corporate Controller for Intel Corporation, a global technology company, from 1992 until 1998. Prior to joining Intel, Mr. Jones served as the Chief Financial Officer of LSI Corporation, an electronics design company. Mr. Jones serves on the board of directors of ITESOFT, SA, Fluidigm Inc. and Inside Secure, as well as on the board of directors of a private venture backed company. He served on the board of directors of Genesys S.A. from 2001 until 2008, Novell Inc. from 2007 until 2011, Epocrates Inc. from 2005 until 2013, Openwave Systems Inc. from 2007 until 2012, and Dialogic Inc. from 2012 until 2014.

Robin A. Abrams United States Director	Mr. Abrams has served as a director of Parent since 2011. Ms. Abrams served as the Chief Executive Officer of Firefly Communications, Inc. from 2004 to 2006. In addition to leading several start-ups, Ms. Abrams also served as President and CEO of Palm Computing, Inc. Prior to Palm, she was President and CEO of VeriFone, a leading global debit/credit card authorization solutions provider. Ms. Abrams also held several key executive positions at Apple, including president of Apple Americas and managing director of Apple Asia. Previously,

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information
Ms. Abrams held senior product marketing positions at Norwest Bank (Wells Fargo) and Unisys. Ms. Abrams currently is a member of the Boards of Directors of FactSet Research, HCL Technologies Ltd., and Sierra Wireless, Inc. Ms. Abrams served on the board of directors of Unwired Planet, Inc. (formerly Openwave Systems Inc.) from 2008 until 2013.

John Bourgoin United States Director	Mr. Bourgoin has served as a director of Parent since 2011. Mr. Bourgoin served as President and Chief Executive Officer of MIPS Technologies, Inc. from 1998 until his retirement in 2009. Previously, he had served as Senior Vice President of Silicon Graphics, Inc. from 1996 to 1998, where he established the intellectual property business model for MIPS and orchestrated the MIPS spin-out from Silicon Graphics. Mr. Bourgoin also was employed at Advanced Micro Devices, Inc., where he held various senior positions, including Group Vice President of Microprocessor Products. He also has extensive experience in the programmable logic industry, having served as the Vice President of AMD’s Programmable Logic Division. Mr. Bourgoin is currently a member of the board of directors at Micrel, Inc.

Robert R. Herb United States Director	Mr. Herb has served as a director of Parent since August 2013. Mr. Herb currently serves as a Partner with Scale Venture Partners, a venture firm focused on investments in information technology companies. He has held this position since 2005. Prior to joining Scale Venture Partners, Mr. Herb served as Advanced Micro Devices, Inc.’s (AMD) Chief Marketing Officer from April 1998 to December 2004 as well as Executive Vice President in AMD’s Office of the CEO from March 2000 to December 2004. Mr. Herb served on the board of directors of MIPS Technologies, Inc. from 2005 to 2013. Mr. Herb has served on the board of directors of Micrel, Incorporated since 2014. Mr. Herb currently serves on the board of directors of several private firms.

Mark E. Jensen United States Director	Mr. Jensen has served as a director of Parent since June 2013. Mr. Jensen served as an executive of Deloitte & Touche LLP until his retirement in June 2012. He held a variety of positions, including U.S. Managing Partner-Audit and Enterprise Risk Services, Technology Industry and U.S. Managing Partner-Venture Capital Services Group. Prior to joining Deloitte & Touch LLP, Mr. Jensen was the

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information

Chief Financial Officer of Redleaf Group. Earlier in his career, Mr. Jensen was an executive at Arthur Anderson LLP, which he joined in 1978, was admitted to the partnership in 1991 and served as the Managing Partner of the firm’s Silicon Valley Office and leader of the firm’s Global Technology Industry Practice. Mr. Jensen currently serves on the board of directors of Unwired Planet, Inc. and a private firm.

Balaji Krishnamurthy United States Director	Mr. Krishnamurthy has served as a director of Parent since 2005. Mr. Krishnamurthy is the Chairman of the board of directors of Think Shift, an advertising and consulting firm that consults with corporations and their boards regarding leadership, corporate culture, brand, governance and strategy. From 1999 until 2005, he served as President, Chief Executive Officer and a director of Planar Systems Inc., a provider of flat panel display solutions for the medical, commercial, industrial and retail markets. From 2003 until 2005, he served as the chairman of Planar’s board of directors. Mr. Krishnamurthy held various management, engineering and marketing positions at Tektronix Inc., an electronics manufacturer, from 1984 until 1999. Mr. Krishnamurthy currently serves on the board of directors of Think Shift since 2014 and CHSI Technologies since 2013.

Jeff Richardson United States Director	Mr. Richardson has served as a director of Parent since December 2014. Mr. Richardson joined LSI Corporation in 2005 and most recently served as Executive Vice President and Chief Operating Officer until the company’s acquisition by Avago Technologies in May 2014. He earlier served as executive vice president of various LSI divisions, including the Semiconductor Solutions Group, Networking and Storage Products Group, Custom Solutions Group and Corporate Planning and Strategy. Before joining LSI, Mr. Richardson held various management positions at Intel Corporation, including Vice President and General Manager of Intel’s Server Platforms Group, and the company’s Enterprise Platforms and Services Division. Mr. Richardson’s career also includes serving in technical roles at Altera Corporation; Chips and Technologies; and Amdahl Corporation. Mr. Richardson presently serves as a Director of Ambarella Corporation (NASDAQ: AMBA). From 2011 until 2013, Mr. Richardson served on the board of directors of Volterra Corporation. Since 2014 Mr. Richardson has served on the board of directors of Ambarella Corporation.

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information
Joseph G. Bedewi United States Corporate Vice President and Chief Financial Officer	Mr. Bedewi joined Parent as Corporate Vice President and Chief Financial Officer on April 15, 2011. Mr. Bedewi served 17 years as Financial Controller for several groups, and held various other financial and operational management roles at Intel Corporation. His operations experience ranges from organizational development and optimization, strategic planning, business development and process improvement, to capacity and capital planning. After leaving Intel, Mr. Bedewi served as Chief Financial Officer at International DisplayWorks, Malibu Boats, LLC, and Solar Power, Inc.

Byron W. Milstead United States Corporate Vice President and General Counsel	Mr. Milstead joined Parent in May 2008 as Corporate Vice President and General Counsel. In January 2013, Mr. Milstead was appointed to serve as President and General Manager of Lattice SG Pte. Ltd., the Parent’s wholly-owned sales subsidiary in Singapore. Prior to joining Parent, Mr. Milstead served as Senior Vice President and General Counsel of Credence Systems Corporation from December 2005 to May 2008. Mr. Milstead served as Vice President and General Counsel of Credence Systems Corporation from November 2000 until December 2005. Prior to joining Credence Systems Corporation, Mr. Milstead practiced law at the Salt Lake City office of Parsons Behle & Latimer and the Portland offices of both Bogle and Gates and Ater Wynne.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Lattice Semiconductor Corporation, 5555 N.E. Moore Court, Hillsboro, Oregon 97124 and the telephone number is (503) 268-8000.

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information
Darrin G. Billerbeck United States Director and President	Mr. Billerbeck has served as a director and President of Purchaser since January 2015. Mr. Billerbeck has also been Parent’s President and Chief Executive Officer and as a director since November 2010. Prior to joining Parent, Mr. Billerbeck served as the Chief Executive Officer of Zilog, a microcontroller manufacturer, which was acquired by IXYS Corporation in February 2010. Prior to joining Zilog in January 2007, Mr. Billerbeck served 18 years in various executive and management positions at Intel Corporation, a global technology company, including as Vice President and General Manager of Intel’s Flash Products Group from 1999 to 2007.

Name, Country of Citizenship, Position	Present Principal Occupation; Material Positions Held During the Past Five Years; Certain Other Information
Joe G. Bedewi United States Director and Treasurer	Mr. Bedewi has served as director and treasurer of Purchaser since January 2015. Mr. Bedewi has also been Parent’s Corporate Vice President and Chief Financial Officer since April 15, 2011. Mr. Bedewi served 17 years as Financial Controller for several groups, and held various other financial and operational management roles at Intel Corporation. His operations experience ranges from organizational development and optimization, strategic planning, business development and process improvement, to capacity and capital planning. After leaving Intel, Mr. Bedewi served as Chief Financial Officer at International DisplayWorks, Malibu Boats, LLC, and Solar Power, Inc.

Byron W. Milstead United States Director and Secretary	Mr. Milstead has served as director and secretary of Purchaser since January 2015. Mr. Milstead has also been Parent’s Corporate Vice President and General Counsel since May 2008. In January 2013, Mr. Milstead was appointed to serve as President and General Manager of Lattice SG Pte. Ltd., Parent’s wholly-owned sales subsidiary in Singapore. Prior to joining Parent, Mr. Milstead served as Senior Vice President and General Counsel of Credence Systems Corporation from December 2005 to May 2008. Mr. Milstead served as Vice President and General Counsel of Credence Systems Corporation from November 2000 until December 2005. Prior to joining Credence Systems Corporation, Mr. Milstead practiced law at the Salt Lake City office of Parsons Behle & Latimer and the Portland offices of both Bogle and Gates and Ater Wynne.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

If delivering by mail:	If delivering by overnight delivery (by the Expiration Time):
Computershare	Computershare
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

February 9, 2015